UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 16, 2024

FutureTech II Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41289	87-2551539
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

128 Gail Drive
New Rochelle, New York	10805
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (914) 316-4805

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	FTIIU	The NASDAQ Stock Market LLC

Class A Common Stock, par value $0.0001 per share	FTII	The NASDAQ Stock Market LLC

Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	FTIIW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company

☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 1.01. Entry into a Material Agreement

Merger Agreement

On September 16, 2024, FutureTech II Acquisition Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Longevity Biomedical, Inc., a Delaware corporation (“Longevity”), LBI Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Bradford A. Zakes, solely in the capacity as seller representative.

The Merger Agreement provides that the parties thereto will enter into a business combination transaction (the “Business Combination” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to which, among other things, (i) Longevity will consummate Target Acquisitions (as defined below) upon the terms and subject to conditions set forth therein and pursuant to the Target Acquisition Agreements (as defined therein), and (ii) immediately following the consummation of the Target Acquisitions, Longevity will merge with and into Merger Sub (the “Merger”) with Longevity as the surviving company of the Merger. Following the Merger, Longevity will be a wholly-owned subsidiary of the Company. At the closing of the Transactions (the “Closing”), the Company is expected to change its name to “Longevity Biomedical, Inc.” and the Company’s common stock is expected to list on the NASDAQ Capital Market under the ticker symbol “LBIO.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

The Merger Agreement and the Transactions were unanimously approved by the boards of directors of each of the Company, Longevity and the Merger Sub. The Business Combination is expected to close in the fourth quarter of 2024 after the required approval by the stockholders of the Company and Longevity and the satisfaction or waiver of certain conditions as further described below under “Closing Conditions”.

Consideration

Subject to the terms and conditions set forth in the Merger Agreement, the aggregate consideration (“Merger Consideration”) to be paid at the Closing by the Company to the holders of Longevity common stock, par value $0.0001 per share (“Longevity Common Stock”), will consist of a number of shares of common stock of the Company (“Company Common Stock”) equal to (i) (A) $100,000,000 minus (B) the value of each outstanding vested option to purchase Longevity Common Stock that is converted into a Company option, in accordance with the Merger Agreement, divided by (ii) $10.00.

Effect of the Merger

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), by virtue of the Merger:

(a) each share of Longevity Common Stock (including shares issued in connection with the Target Acquisitions and the conversion of certain Longevity indebtedness) outstanding immediately prior to the Merger Effective Time (other than dissenting shares) will be converted into the right to receive a number of shares of Company Common Stock equal to: (i) the aggregate Merger Consideration divided by (ii) the number of outstanding shares of Longevity Common Stock (including each share of Longevity Common Stock to be issued in connection with the Target Acquisitions and upon conversion of the Longevity indebtedness); and (b) each outstanding Longevity vested option to purchase Longevity Common Stock shall be converted into a Company option to acquire the number of shares of Company Common Stock calculated in accordance with the Merger Agreement; and

(b) each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time with respect to which a Company stockholder has validly exercised its redemption rights (collectively, the “Redemption Shares”) will not be converted into and become a share of Company Common Stock, and instead will at the Merger Effective Time be converted into the right to receive from the Company, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights,

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization and standing, (ii) authorization to enter into the Merger Agreement, (iii) capitalization, (iv) consents and approvals, (v) financial statements, (vi) real property, (vii) litigation, (viii) material contracts, (ix) taxes, (x) intellectual property, (xi) absence of changes, (xii) environmental matters, (xiii) employee matters, (xiv) licenses and permits, (xv) compliance with laws, (xvi) governmental approvals, (xvii) benefit plans, (xviii) affiliate transactions, (xix) finders and brokers, and (xx) insurance. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties with respect to the conduct of the Company, Longevity and Merger Sub during the period between the execution of the Merger Agreement and the Closing, including (i) the operation of business in the ordinary course of business prior to the consummation of the Transactions, (ii) the parties’ efforts to satisfy conditions to consummation of the Transactions, (iii) prohibitions on engaging in discussions regarding alternative transactions, (iv) the preparation and filing of a registration statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Company Common Stock to be issued pursuant to the Merger Agreement, which will also contain a prospectus and proxy statement for the purpose of soliciting proxies from Company’s stockholders to vote on certain matters (the “Company Stockholder Matters”), (v) the protection of, and access to, confidential information of the parties, and (vi) the parties’ efforts to obtain necessary approvals from Governmental Authorities (as defined in the Merger Agreement). The covenants of the parties set forth in the Merger Agreement will terminate at the Closing, except for those covenants and agreements that, by their terms, contemplate performance after the Closing. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary or desirable to consummate the Business Combination.

Closing Conditions

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the Company Stockholder Matters by the Company’s stockholders (the “Required Company Stockholder Approval”), (ii) the requisite approval of Longevity stockholders, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) the Registration Statement having become effective, (v) the shares of the Company Common Stock and the Company Public Warrants to be issued pursuant to the Merger Agreement having been approved for listing on NASDAQ, (vi) the Company having received a fairness opinion from the Financial Advisor (as defined in the Merger Agreement), and (vii) customary bring-down conditions.

Additionally, the obligations of the Company and Merger Sub to consummate the Transactions are also conditioned upon, among others, the closing of the acquisitions by Longevity of each of Cerevast Medical, Inc. and Aegeria Soft Tissue, LLC pursuant to each of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement (as each is defined in the Merger Agreement and together, the “Target Acquisitions”), each in accordance with the respective terms thereof.

The obligation of the Company to consummate the Business Combination is also subject to the satisfaction or waiver of certain other closing conditions, including, among others, the absence of a Material Adverse Effect (as defined in the Merger Agreement) with respect to Longevity, Cerevast Medical, Inc., and Aegeria Soft Tissue, LLC since the date of the Merger Agreement that is continuing.

Termination

The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of the Company and Longevity;

(ii)	by written notice by the Company or Longevity if any of the conditions to the Closing have not been satisfied or waived by the nine-month anniversary of the date of the Merger Agreement (the “Outside Date”) (provided, that if the Company seeks and obtains an Extension (as defined in the Merger Agreement), the Company shall have the right by providing written notice thereof to Longevity to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for the Company to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by the Company;

(iii)	by written notice by either the Company or Longevity if a Governmental Authority of competent jurisdiction shall have issued an Order (as defined in the Merger Agreement) or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable;

(iv)	by written notice by Longevity to the Company, if (i) there has been a material breach by the Company or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of the Company or Merger Sub shall have become untrue or inaccurate, in any case, which would result in a failure of a closing condition to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date;

(v)	by written notice by the Company to Longevity, if (i) there has been a material breach by Longevity of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Longevity shall have become untrue or inaccurate, in any case, which would result in a failure of a closing condition to be satisfied (treating the Closing Date for such purposes as the date of the Merger Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Longevity or (B) the Outside Date;

(vi)	by written notice from the Company to Longevity if there has been a Material Adverse Effect (as defined in the Merger Agreement) on Longevity and the Targets (as defined in the Merger Agreement), taken as a whole, following the date of the Merger Agreement which is uncured for at least ten (10) Business Days (as defined in the Merger Agreement) after written notice of such Material Adverse Effect is provided by the Company to Longevity;

(vii)	by written notice by either the Company or Longevity to the other, if the Purchaser Special Meeting (as defined in the Merger Agreement) is held (including any adjournment or postponement thereof) and has concluded, the Company’s shareholders have duly voted, and the Required Company Shareholder Approval was not obtained; and

(viii)

by written notice by the Company to Longevity if either or both of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement are terminated, provided that Longevity shall have the obligation to notify the Company immediately in writing upon the occurrence of such a termination.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Longevity or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing Date, including, among others, the following:

Longevity Support Agreement

In connection with the execution of the Merger Agreement, the sole stockholder of Longevity (the “Voting Stockholder”) entered into a Voting and Support Agreement (the “Longevity Support Agreement”) with the Company and Longevity pursuant to which the Voting Stockholder has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Transactions. The Voting Stockholder holds sufficient shares of Longevity to cause the approval of the Transactions on behalf of Longevity.

A copy of the Longevity Support Agreement is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Longevity Support Agreement is qualified in its entirety by reference thereto.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Company, Longevity and FutureTech Partners II LLC (the “Sponsor”) have entered into a Voting and Support Agreement (the “Sponsor Support Agreement”). The Sponsor Support Agreement provides that Sponsor agrees, among other things, (i) to vote in favor of the proposed transactions contemplated by the Merger Agreement, (ii) to appear at the special meeting of the stockholders of the Company for purposes of constituting a quorum, (iii) to vote against any proposals that would materially impede the proposed transactions contemplated by the Merger Agreement, (iv) to not redeem any Company Common Stock held by it that may be redeemed and (v) to waive any adjustment to the conversion ratio set forth in Company’s amended and restated certificate of incorporation with respect to the Class B common stock of the Company held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

A copy of the Sponsor Support Agreement is filed with this Current Report as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Company, the Sponsor and certain significant Holders (as defined therein) will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which, among other things, will provide for the registration of certain shares of Company Common Stock held by Sponsor and such significant Holders for resale.

Lock-Up Agreement

The Merger Agreement contemplates that, on or before the Closing, the Company and certain security holders, as applicable, shall enter into a Lock-Up Agreement in the form agreed between the Company and Longevity.

 Item 7.01. Regulation FD Disclosure.

On September 20, 2024, the Company and Longevity issued a joint press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated September 2024, that will be used by Longevity and the Company with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 hereto, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

*******

No Offer or Solicitation

This Current Report does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, expectations related to the terms, satisfaction of conditions precedent and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of the Company’s and the Longevity’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Longevity. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Company and Longevity; risks and costs relating to the regulatory approvals and compliance applicable to Longevity’s products; the Company’s or Longevity’s ability to obtain sufficient working capital; the Company’s and Longevity’s level of indebtedness; Longevity’s ability to successfully and timely acquire, develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to the Company’s and Longevity’s operations and business, including information technology and cybersecurity risks; risks related to the loss of requisite licenses; risks relating to potential disruption of current plans, operations and infrastructure of Longevity as a result of the announcement and consummation of the Business Combination; risks that Longevity is unable to secure or protect its intellectual property; risks that the combined company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could slow the development of Longevity’s products or cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by the Company’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and in those documents that the Company has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither the Company nor Longevity presently know or that the Company and Longevity currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Longevity’s expectations, plans or forecasts of future events and views as of the date of this Current Report. The Company and Longevity anticipate that subsequent events and developments will cause the Company’s and Longevity’s assessments to change. However, while the Company and Longevity may elect to update these forward-looking statements at some point in the future, the Company and Longevity specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Longevity’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

The Business Combination will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. The Company and Longevity will prepare the Registration Statement to be filed with the SEC by the Company, which will include preliminary and definitive proxy statements to be distributed to the Company’s shareholders in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders and certain of the Company’s equity holders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. The Company’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the Company’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Company, Longevity and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

The Company and Longevity and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the Company’s directors and executive officers in Company’s filings with the SEC, including the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This Current Report is not a substitute for the Registration Statement or for any other document that the Company may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated September 16, 2024 by and among FutureTech II Acquisition Corp., Longevity Biomedical, Inc., LBI Merger Sub, Inc., and Bradford A. Zakes (in his capacity as Seller Representative).
10.1	Voting and Support Agreement, dated September 16, 2024 by and among Longevity Biomedical, Inc., FutureTech II Acquisition Corp., and FutureTech Partners II LLC.
10.2	Company Voting and Support Agreement, dated September 16, 2024, by and among Longevity Biomedical, Inc., FutureTech II Acquisition Corp. and the sole securityholder of Longevity.
99.1	Press Release, dated September 20, 2024.
99.2	Investor Presentation, dated September 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. FutureTech II Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURETECH II ACQUISITION CORP.

Date: September 20, 2024	By:	/s/ Ray Chen
	Name:	Ray Chen
	Title:	Chief Executive Officer

EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

FutureTech II Acquisition Corp.

Longevity Biomedical, Inc.

LBI Merger Sub, Inc.

and

Bradford A. Zakes,
in the capacity as Seller Representative

Dated as of September 16, 2024

ARTICLE I. MERGER		7
1.1	Merger.	7
1.2	Effective Time.	7
1.3	Effect of the Merger.	8
1.4	Certificate of Incorporation and Bylaws; Directors and Officers.	8
1.5	Merger Consideration.	8
1.6	Conversion of Outstanding Securities.	8
1.7	Surrender of Securities and Disbursement of Merger Consideration.	9
1.8	Allocation Schedule.	11
1.9	Treatment of Company Options and Notes.	12
1.10	Taking of Necessary Action; Further Action.	12
1.11	Amended Purchaser Certificate of Incorporation.	12

ARTICLE II. CLOSING		13
2.1	Closing.	13

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		13
3.1	Organization and Standing.	13
3.2	Authorization; Binding Agreement.	14
3.3	Governmental Approvals.	14
3.4	Non-Contravention.	15
3.5	Capitalization.	15
3.6	SEC Filings and Purchaser Financials.	16
3.7	Absence of Certain Changes.	18
3.8	Compliance with Laws.	18
3.9	Actions; Orders; Permits.	18
3.10	Taxes and Returns.	18
3.11	Employees and Employee Benefit Plans.	19
3.12	Properties.	19
3.13	Material Contracts.	19
3.14	Transactions with Affiliates.	20
3.15	Investment Company Act.	20
3.16	Finders and Brokers.	20
3.17	Ownership of Merger Consideration.	20
3.18	Certain Business Practices.	20
3.19	Insurance.	21
3.20	Purchaser Trust Account.	21
3.21	Independent Investigation.	22
3.22	Lock-Up Agreements.	22

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		22
4.1	Organization and Standing.	23
4.2	Authorization; Binding Agreement.	23
4.3	Capitalization.	24
4.4	Subsidiaries.	25
4.5	Governmental Approvals.	25
4.6	Non-Contravention.	25
4.7	Financial Statements.	26
4.8	Absence of Certain Changes.	27
4.9	Compliance with Laws.	27
4.10	Company Permits.	28

i

4.11	Litigation.	28
4.12	Material Contracts.	28
4.13	Intellectual Property.	31
4.14	Taxes and Returns.	34
4.15	Real Property.	37
4.16	Personal Property.	37
4.17	Title to and Sufficiency of Assets.	38
4.18	Employee Matters.	38
4.19	Benefit Plans.	39
4.20	Environmental Matters.	41
4.21	Transactions with Related Persons.	42
4.22	Insurance.	43
4.23	Books and Records.	43
4.24	Top Customers and Suppliers.	43
4.25	Certain Business Practices.	44
4.26	Compliance with Privacy Laws, Privacy Policies and Certain Contracts.	44
4.27	Investment Company Act.	45
4.28	Finders and Brokers.	45
4.29	Compliance with Health Care Laws.	45
4.30	CFIUS.	46
4.31	Independent Investigation.	47
4.32	Information Supplied.	47
4.33	Disclosure.	47

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF MERGER SUB		48
5.1	Organization and Standing.	48
5.2	Authorization: Binding Agreement.	48
5.3	Governmental Approvals.	48
5.4	Non-Contravention.	49
5.5	Capitalization.	49
5.6	Merger Sub Activities.	50
5.7	Compliance with Laws.	50
5.8	Actions; Orders.	50
5.9	Transactions with Related Persons.	50
5.10	Finders and Brokers.	50
5.11	Investment Company Act.	50
5.12	Taxes.	50

ARTICLE VI. COVENANTS		51
6.1	Access and Information.	51
6.2	Conduct of Business of the Company.	52
6.3	Conduct of Business of the Purchaser.	55
6.4	Annual and Interim Financial Statements.	57
6.5	Purchaser Public Filings.	58
6.6	No Solicitation.	58
6.7	No Trading.	59
6.8	Notification of Certain Matters.	60
6.9	Efforts.	60
6.10	Tax Matters.	62
6.11	Employee Benefits Matters	63
6.12	Further Assurances.	63

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6.13	The Registration Statement.	64
6.14	Public Announcements.	66
6.15	Confidential Information.	67
6.16	Post-Closing Board of Directors and Executive Officers; Employment Agreements; Related Party Transactions.	68
6.17	Indemnification of Directors and Officers; Tail Insurance.	69
6.18	Trust Account Proceeds.	70
6.19	Stockholder Written Consent.	70
6.20	Target Acquisitions.	71

ARTICLE VII. NO SURVIVAL		71
7.1	No Survival.	71

ARTICLE VIII. CLOSING CONDITIONS		72
8.1	Conditions to Each Party’s Obligations.	72
8.2	Conditions to Obligations of the Company.	72
8.3	Conditions to Obligations of the Purchaser.	74
8.4	Frustration of Conditions.	76

ARTICLE IX. TERMINATION AND EXPENSES		76
9.1	Termination.	76
9.2	Effect of Termination.	77
9.3	Fees and Expenses.	77

ARTICLE X. WAIVERS AND RELEASES		78
10.1	Waiver of Claims Against Trust.	78

ARTICLE XI. MISCELLANEOUS		79
11.1	Notices.	79
11.2	Binding Effect; Assignment.	80
11.3	Third Parties.	80
11.4	Governing Law; Jurisdiction.	80
11.5	WAIVER OF JURY TRIAL.	80
11.6	Remedies; Specific Performance.	81
11.7	Severability.	81
11.8	Amendment.	81
11.9	Waiver.	81
11.10	Entire Agreement.	82
11.11	Interpretation.	82
11.12	Counterparts.	83
11.13	Seller Representative.	83
11.14	No Recourse.	85

ARTICLE XII. FINANCING		86
12.1	Financing.	86

ARTICLE XIII. DEFINITIONS		87
13.1	Certain Definitions.	87

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INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Cerevast Contribution and Exchange Agreement, as amended

Exhibit B	Aegeria Contribution and Exchange Agreement, as amended

Exhibit C	Form of Longevity Support Agreement

Exhibit D	Form of FutureTech II Support Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 16, 2024 by and among:

A.	FutureTech II Acquisition Corp., a Delaware corporation (the “Purchaser”);

B.	Longevity Biomedical, Inc. (the “Company”), a Delaware corporation;

C.	LBI Merger Sub, Inc. (“Merger Sub”), a Delaware corporation; and

D.	Bradford A. Zakes, solely in the capacity as Seller Representative hereunder (the “Seller Representative”).

Purchaser, the Company, Merger Sub and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used and not otherwise defined herein have the meaning set forth in Article XIII.

RECITALS:

WHEREAS, Purchaser is a blank check company incorporated in Delaware and formed for the sole purpose of entering into a Business Combination with one or more businesses or entities;

WHEREAS, Merger Sub is a newly formed, wholly-owned, direct Subsidiary of the Purchaser, and was formed for the sole purpose of consummating the transactions contemplated by this Agreement, including the Merger;

WHEREAS, on August 7, 2022, the Company entered into that certain Contribution and Exchange Agreement, attached hereto as Exhibit A (as supplemented and amended to date, the “Cerevast Acquisition Agreement”), with Cerevast Medical, Inc., a Delaware corporation (“Cerevast”), and its selling shareholders pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding shares of Cerevast in a transaction that will close immediately prior to the Merger Effective Time;

WHEREAS, on August 7, 2022, the Company entered into that certain Contribution and Exchange Agreement, attached hereto as Exhibit B (as supplemented and amended to date, the “Aegeria Acquisition Agreement”), with Aegeria Soft Tissue, LLC, a Delaware limited liability company (“Aegeria”), and its selling unitholders pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding units of Aegeria in a transaction that will close immediately prior to the Merger Effective Time;

WHEREAS, on the terms and subject to the conditions of this Agreement, immediately following the consummation of the Target Acquisitions, the Company will merge with and into Merger Sub with the Company being the surviving corporation (the “Merger”), and, as a result of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive its Pro Rata Share of Purchaser Common Stock to be delivered as the Merger Consideration as determined in accordance with this Agreement, and each Company Option Share shall be converted into a Converted Stock Option;

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WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Purchaser shall provide an opportunity for Purchaser stockholders to have their issued and outstanding Purchaser Class A Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Purchaser’s Organizational Documents in connection with obtaining the Required Purchaser Stockholder Approval;

WHEREAS, for U.S. federal and state income tax purposes, each of the Parties hereby intends that, to the greatest extent permitted by Law, (i) the Share Exchange and the Financing, taken together as part of a unified plan, will qualify as a “transfer” within the meaning of Section 351 of the Code and the Treasury Regulations thereunder, and (ii) the Merger and this Agreement will qualify as a “reorganization” for the purposes of Section 368 of the Code (the “Intended Tax Treatment”);

WHEREAS, the board of directors of the Purchaser has unanimously (i) determined that it is in the best interests of the Purchaser and its stockholders, and declared it advisable, to enter into this Agreement and the Ancillary Documents to which it is a party, (ii) approved, among other things, this Agreement and the Ancillary Documents to which it is a party and the transactions contemplated hereunder and thereby, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the transactions contemplated hereunder, including the Merger, be adopted by the holders of the Purchaser Common Stock;

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement, and (ii) approved this Agreement and the transactions contemplated hereunder, on the terms and subject to the conditions of this Agreement;

WHEREAS, as a condition and inducement to Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain Company Security Holders have executed and delivered to Purchaser a Support Agreement with the Purchaser and the Company, substantially in the form attached hereto as Exhibit C (the “Longevity Support Agreement”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, FutureTech Partners II LLC, a Delaware limited liability company (“Sponsor”), has executed and delivered to the Company a Support Agreement substantially in the form attached hereto as Exhibit D (the “FutureTech Partners Support Agreement”), pursuant to which, among other things, it has agreed (i) not to form a group to vote against any directors nominated by Company Stockholders, (ii) to vote in favor of the proposed transactions contemplated by this Agreement, (iii) to appear at the Purchaser Special Meeting for purposes of constituting a quorum, (iv) to vote against any proposals that would materially impede the proposed transactions contemplated by this Agreement, and (v) to not redeem any Purchaser Common Stock held by it that may be redeemed;

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WHEREAS, at the Closing, certain significant Holders (as defined in the Registration Rights Agreement), Sponsor and Purchaser will enter into an Amended and Restated Registration Rights Agreement, in a form to be mutually agreed upon by the Company, Sponsor and Purchaser (the “Registration Rights Agreement”);

WHEREAS, at the Closing, each Company Security Holder will enter into a Lock-Up Agreement with the Purchaser, in a form to be mutually agreed upon by the Company and the Purchaser (each, a “Lock-Up Agreement”); and

WHEREAS, the Significant Company Holders, except as set forth on Schedule 1.7(f), will each enter into a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, in a form to be mutually agreed upon by the Company and Purchaser (each, a “Non-Competition Agreement”), which agreements will become effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.
MERGER

1.1 Merger.

Upon the terms and subject to the conditions of this Agreement, immediately following the consummation of the Target Acquisitions on the Closing Date and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Company and Merger Sub shall consummate the Merger, pursuant to which the Company shall be merged with and into Merger Sub, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (sometimes referred to herein for the periods at and after the Merger Effective Time as the “Surviving Longevity Company”) and a wholly owned subsidiary of the Purchaser and the sole parent of the Targets.

1.2 Effective Time.

The Parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger for the merger of the Company with and into Merger Sub, in a form to be mutually agreed upon by the Company and Purchaser (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such other time as the Company and Purchaser may agree in writing and specify in the Certificate of Merger, being the “Merger Effective Time.”

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1.3 Effect of the Merger.

At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Longevity Company, which shall include the assumption by the Surviving Longevity Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Merger Effective Time.

1.4 Certificate of Incorporation and Bylaws; Directors and Officers.

At the Merger Effective Time, by virtue of the Merger, the Organizational Documents of the Surviving Longevity Company, each as in effect immediately prior to the Merger Effective Time, shall automatically be amended and restated in their entirety to read identically to the Organizational Documents of the Company, as in effect immediately prior to the Merger Effective Time, and such amended and restated Organizational Documents shall become the respective Organizational Documents of Surviving Longevity Company.

1.5 Merger Consideration.

As consideration for the Merger, the Company Stockholders collectively shall be entitled to receive from Purchaser, in the aggregate, a number of shares of Purchaser Common Stock with an aggregate value equal to (a) (i) $100,000,000 less (ii) the Converted Stock Option Value, if any, divided by (b) $10.00 (the “Merger Consideration”).

1.6 Conversion of Outstanding Securities.

(a) Each issued share of Company Common Stock (including for the avoidance of doubt, each share of Company Common Stock to be issued upon conversion of the Promissory Notes and in connection with the Target Acquisitions) outstanding immediately prior to the Merger Effective Time (other than shares to be canceled in accordance with Section 1.7) shall, subject to the terms and conditions of this Agreement, be automatically cancelled and converted into the right to receive a number of shares of Purchaser Common Stock equal to: (i) the Merger Consideration divided by (ii) the number of outstanding shares of Company Common Stock (including for the avoidance of doubt, each share of Company Common Stock to be issued upon conversion of the Promissory Note and in connection with the Target Acquisitions). An example of such calculation is set forth on Schedule 1.6(a);

(b) Each share of Purchaser Common Stock issued and outstanding immediately prior to the Merger Effective Time with respect to which a Public Stockholder has validly exercised its Redemption Rights in connection with the stockholder vote on the Purchaser Stockholder Approval Matters (collectively, the “Redemption Shares”) shall not be converted into and become a share of Purchaser Common Stock, and shall at the Merger Effective Time be converted into the right to receive from the Purchaser, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights. As promptly as practicable after the Merger Effective Time, the Purchaser shall cause such cash payments to be made in respect of each such Redemption Share. As of the Merger Effective Time, all such Redemption Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Redemption Share (or related certificate or book-entry shares) shall cease to have any rights with respect thereto, except the right to receive the cash payments from Purchaser referred to in the immediately preceding sentence; and

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(c) Treasury Stock. At the applicable Effective Time, if there are any Company Securities or Purchaser Securities that are owned by such entity as treasury shares or any Company Securities or Purchaser Securities owned by any direct or indirect Subsidiary of either entity immediately prior to the applicable Effective Time, such Company Securities or Purchaser Securities and any certificates formerly representing any such Company Securities or Purchaser Securities (each, a “Certificate”) shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

1.7 Surrender of Securities and Disbursement of Merger Consideration.

(a) Prior to the Merger Effective Time, Purchaser shall appoint Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to Purchaser and the Company (the “Exchange Agent”), for the purpose of disbursing shares of Purchaser Common Stock.

(b) At or prior to the Merger Effective Time, Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration.

(c) At or prior to the Merger Effective Time, Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder evidenced by Certificates (the “Company Certificates”) or represented by book-entry (the “Book-Entry Shares”) and not held by the Depository Trust Company (“DTC”), a letter of transmittal for use in such exchange, in a form to be mutually agreed upon by the Parties (the “Letter of Transmittal”) (which shall specify that the delivery of the exchanged shares of Purchaser Common Stock shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal and appropriate Certificates, if any (or a Lost Certificate Affidavit)), to the Exchange Agent for use in such exchange.

(d) With respect to Book-Entry Shares held through the DTC, Purchaser and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable shares of Purchaser Common Stock to be exchanged for such Book-Entry Shares held through the DTC.

(e) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Merger Consideration in respect of the Company Common Stock tendered for exchange, within 30 days after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s), if any, for its Company Common Stock (or a Lost Certificate Affidavit), and/or a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration attributable to such Company Certificate.

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(f) If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that: (i) the transfer of such Company Common Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Merger Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered, (a) if a Significant Company Holder (except as set forth on Schedule 1.7(f)), counterparts to a Non-Competition Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser, or (b) if a Company Stockholder, a counterpart to a Lock-Up Agreement, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(g) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Company with respect to the Company Common Stock represented by the Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.7(g) shall be treated as a Company Certificate for all purposes of this Agreement.

(h) After the Merger Effective Time, there shall be no further registration of transfers of Company Common Stock. If, after the Merger Effective Time, the Transmittal Documents are presented to the Purchaser or the Exchange Agent, the Company Common Stock and any Company Certificates representing such Company Common Stock shall be canceled and exchanged for the applicable portion of the Merger Consideration, and in accordance with the procedures set forth in this Section 1.7. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Merger Effective Time will be paid to the holders of any Company Common Stock that has not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Common Stock shall surrender the Company Certificates, if any (or provide a Lost Certificate Affidavit), and/or provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates, if any (or delivery of a Lost Certificate Affidavit), and/or delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates (if any) representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such Purchaser Common Stock.

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(i) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.7 that remains unclaimed by Company Stockholders two (2) years after the Merger Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Common Stock for the applicable portion of the Merger Consideration in accordance with this Section 1.7 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Merger Consideration in respect of such shares of Company Common Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Purchaser, the Company or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(j) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated in connection with this Agreement, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.8 Allocation Schedule. The Company shall deliver to the Purchaser, at least five (5) Business Days prior to the Closing Date, a schedule (the “Allocation Schedule”) setting forth the allocation of the Merger Consideration among the Company Security Holders (for the avoidance of doubt, giving effect to the Target Acquisitions). The Company acknowledges and agrees that the Allocation Schedule (a) is and will be in accordance with the Organizational Documents of the Company and applicable Law, (b) does and will set forth (i) the mailing addresses and email addresses, for each Company Security Holder, (ii) the number and class of Company Securities owned by each Company Security Holder as of immediately prior to the Merger Effective Time (for the avoidance of doubt, giving effect to the Target Acquisitions), and (iii) the portion of the Merger Consideration allocated to each Company Security Holder, including with respect to Company Options assumed by Purchaser pursuant to Section 1.9, the number of shares of Purchaser Common Stock subject to, and the exercise price per share of Purchaser Common Stock of each Converted Stock Option, and (c) is and will be accurate. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment and issuance of the Merger Consideration on the Closing Date in accordance with the Allocation Schedule, the Purchaser and its Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to the Merger Consideration), and none of them shall have (x) any further obligations to the Company, any Company Security Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Merger Consideration), or (y) any Liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases the Purchaser and its Affiliates (and, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Merger Consideration among each Company Security Holder as set forth in such Allocation Schedule.

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1.9 Treatment of Company Options and Notes.

(a) At or prior to the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, those certain Promissory Notes issued by the Company and Cerevast to FutureTech Capital LLC (including those assigned to FutureTech Capital LLC pursuant to that certain Assignment, Assumption, and Note Conversion Agreement, dated January 25, 2023, by and among the Company, FutureTech Capital LLC, and FutureTech Partners LLC, as amended) prior to the date hereof as listed on Schedule 1.9(a)(i) and as may hereafter be issued in accordance with Section 8.2(d) (the “Promissory Notes”) shall immediately be cancelled and converted into and become the right to receive a number of shares of Purchaser Common Stock calculated in the manner set forth on Schedule 1.9(a)(ii).

(b) Prior to the Closing, the Company’s board of directors (or, if appropriate, any committee thereof administering the Cerevast Equity Incentive Plan) shall adopt such resolutions (the form and substance of which resolutions shall be subject to review and approval of Purchaser) and take such other actions as may be required to adjust the terms of all Vested Company Options as necessary to provide that, at the Merger Effective Time, each Company Option shall be converted into a Purchaser option (a “Converted Stock Option”) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option and the Cerevast Equity Incentive Plan, the number of shares of Purchaser Common Stock (rounded down to the nearest whole share), calculated consistent with and in the manner used to calculate the example conversion set forth on Schedule 1.9(b) (it being understood that the figures included on Schedule 1.9(b) are current estimates and subject to any necessary updates at Closing).

(c) At the Effective Time, Purchaser shall assume all obligations of the Company under each outstanding Converted Stock Option (if not previously exercised in accordance with its terms) and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Purchaser shall deliver to the holders of Converted Stock Options appropriate notices (the form and substance of which resolutions shall be subject to review and approval of Purchaser) setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Stock Option shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.9 after giving effect to the Merger).

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, including to vest Surviving Longevity Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company, Purchaser, the Surviving Longevity Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will use their best efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.11 Amended Purchaser Certificate of Incorporation. Subject to obtaining the approval of the Purchaser Stockholder Approval Matters, upon the Effective Time, Purchaser shall amend and restate its Amended and Restated Certificate of Incorporation in a form to be mutually agreed between the Purchaser and the Company (such Second Amended and Restated Certificate of Incorporation, the “Second Amended Purchaser Certificate of Incorporation”) to (i) provide that the name of Purchaser shall be changed to “Longevity Biomedical, Inc.” or such other name as mutually agreed to by the Parties and (ii) provide for size and structure of Purchaser’s board of directors immediately after the Closing (the “Post-Closing Board”) in accordance with Section 6.16.

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ARTICLE II.
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VIII or unless this Agreement is earlier terminated in accordance with ARTICLE XI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Moses & Singer LLP, 405 Lexington Avenue, New York, NY 10174, by electronic exchange of executed documents on a date and at a time to be agreed upon by the Parties, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or, if permissible, waived (other than those conditions that by their nature are required to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction, or if permissible, waiver of such conditions at the Closing), or at such other date, time or place (including remotely) as the Parties may mutually agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (a) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to the Company, as follows:

3.1 Organization and Standing. The Purchaser is incorporated as a Delaware corporation, validly existing and in good standing under the Laws of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to enter into this Agreement or consummate the transactions contemplated hereby (“Purchaser Material Adverse Effect”). The Purchaser has heretofore made available (including via the SEC’s EDGAR System) to the Company accurate and complete copies of its Organizational Documents, as currently in effect as of the date hereof. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

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3.2 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser’s board of directors has by resolutions duly adopted at a meeting duly called and held, as of the date of this Agreement, (a) determined that this Agreement and the Mergers and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Purchaser and its stockholders, (b) approved and adopted this Agreement and the Ancillary Documents to which it is a party and approved the Merger and the other transactions contemplated by hereby and thereby, and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which it is a party, the Merger, and the other transactions contemplated hereby and thereby by the Purchaser’s stockholders.

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as are contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

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3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) contravene or conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provisions of Law or Order binding upon or applicable to the Purchaser, (c) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub, or any of their properties or assets, or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses that would not reasonably be expected to have a Purchaser Material Adverse Effect.

3.5 Capitalization.

(a) Purchaser is authorized to issue up to 100,000,000 shares of Purchaser Class A Common Stock, 10,000,000 shares of Purchaser Class B Common Stock, and 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). All outstanding shares of Purchaser Securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b) Except as set forth in Schedule 3.5(b), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(b), there are no stockholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

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(c) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(c). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(d) Since the date of incorporation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed, or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, together with any amendments, restatements, or supplements thereto, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. § 1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. To the Knowledge of Purchaser, none of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) except disclosed on Schedule 3.6 (a), the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) the Purchaser is in compliance with all of the applicable corporate governance rules of Nasdaq.

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(b) Except as not required in reliance on exemptions from various reporting requirements by virtue of the Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, the Purchaser maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Purchaser and other material information required to be disclosed by the Purchaser in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Purchaser’s SEC filings and other public disclosure documents.

(c) The Purchaser maintains a standard system of accounting established and administered in accordance with GAAP. The Purchaser has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Purchaser maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the Purchaser Financials or as incurred in connection with this Agreement, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s incorporation in the ordinary course of business or to the extent that any such omission, individually or in the aggregate, have had or would have a Purchaser Material Adverse Effect. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in all material respects in the Purchaser Financials as of the date of such Purchaser Financials. The Purchaser has no off balance sheet arrangements.

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3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for a Business Combination as described in the IPO Prospectus (including the investigation of potential business combination targets, including the Company and the Targets, and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2023, not been subject to a Purchaser Material Adverse Effect.

3.8 Compliance with Laws. The Purchaser is, and has since its incorporation been, in material compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Purchaser Material Adverse Effect, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser. To Purchaser’s Knowledge, Purchaser is not under investigation with respect to any violation or alleged violation of, any Law, or judgment, Order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, and the Purchaser has not previously received any subpoenas from any Governmental Authority.

3.9 Actions; Orders; Permits. As of the date hereof, there is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Purchaser Material Adverse Effect, and there is no material Action that the Purchaser has pending against any other Person. As of the date hereof, the Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Except as set forth on Schedule 3.9, no Permits are required for the conduct of the Purchaser’s activities as of the date hereof and through the Closing Date.

3.10 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected, or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. The Purchaser has complied in all material respects with all applicable Laws relating to Taxes. Schedule 3.10 sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other Proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(b) Purchaser is, and has been since its incorporation, treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes.

(c) Purchaser has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

(d) Purchaser does not have any plan or intention to engage in any transaction or make any election that would result in a liquidation of Purchaser for U.S. federal income tax purposes.

(e) Purchaser intends that any cash remaining in the Trust Account after the redemptions of the Purchaser Common Stock and distributions contemplated by this Agreement shall be used in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

3.11 Employees and Employee Benefit Plans.

(a) Except as set forth on Schedule 3.11(a), the Purchaser does not have any paid employees.

(b) Except as set forth on Schedule 3.11(b), the Purchaser does not maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

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(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Investment Company Act. As of the date of this Agreement, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

3.16 Finders and Brokers. Except as set forth on Schedule 3.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.17 Ownership of Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Merger Consideration in accordance with ARTICLE I shall be, upon issuance and delivery of such shares of Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such shares of Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.18 Certain Business Practices.

(a) Neither the Purchaser, nor to the Knowledge of Purchaser, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

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(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Sudan, Syria, or the Crimean Region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.19 Insurance. Schedule 3.19 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies, if any, are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers, if any, all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.20 Purchaser Trust Account. As of the date of this Agreement, the Trust Account has a balance of no less than $ 26,807,850.42. Such monies are invested solely in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement. To the Knowledge of Purchaser, the Trust Agreement (as amended on August 17, 2023) is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified since August 17, 2023. The Purchaser has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Purchaser or, to the Knowledge of the Purchaser, by the Trustee. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of the IPO, Public Stockholders who shall have elected to redeem their shares of Purchaser Common Stock pursuant to the Purchaser’s Amended and Restated Certificate of Incorporation (or, in connection with an extension, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, of Purchaser’s deadline to consummate a Business Combination), or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement.

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3.21 Independent Investigation. The Purchaser has conducted its own investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and the Targets and acknowledges that it has been provided access certain personnel, properties, assets, premises, books and records, and other documents and data of the Company and the Targets for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules), the representations and warranties of Cerevast set forth in the Cerevast Acquisition Agreement and an officer’s certificate of Cerevast stating that all representations and warranties contained therein are complete, true, and correct in all material respects as of the date of this Agreement and its acknowledgement of Section 10.1 hereto, the representations and warranties of Aegeria set forth in the Aegeria Acquisition Agreement and an officer’s certificate of Aegeria stating that all representations and warranties contained therein are complete, true, and correct in all material respects as of the date of this Agreement and its acknowledgement of Section 10.1 hereto, and in any certificate delivered by the Company and the Targets to Purchaser pursuant hereto, and the information provided by or on behalf of the Company and the Targets for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Targets, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.22 Lock-Up Agreements. All existing lock-up agreements between the Purchaser and any of its stockholders or holders of any Purchaser Securities entered into in connection with the initial public offering of the Purchaser, including without limitation, the Insider Letter, are listed on Schedule 3.22 of the Purchaser Disclosure Schedules and provide for a lock-up period that is in full force and effect.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company, which for the purposes of this Article IV shall be deemed to mean the Surviving Longevity Company as the context may require, hereby represents and warrants to the Purchaser as follows:

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4.1 Organization and Standing. The Company is a corporation duly incorporated and validly existing under the Laws of Delaware, is duly qualified to do business, and has all requisite corporate power and authority to own, make use of, lease and operate its assets and properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its respective jurisdiction of organization, is duly qualified to do business, and has all requisite corporate power and authority to own, make use of, lease and operate its assets and properties and to carry on its business as now being conducted; for purposes of this Section 4.1, the Targets shall be deemed to be Subsidiaries of the Company, as the Surviving Longevity Company, following the Target Acquisitions.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. Subject to the receipt of the Required Company Stockholder Approval, the execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors and, where applicable, its stockholders, in accordance with the Company’s Organizational Documents, any applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents, has (i) determined that this Agreement, and thereby the Ancillary Documents, and the Merger and the other transactions contemplated hereby and thereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement, the Ancillary Documents, and approved the Merger and the other transactions contemplated hereby and thereby in accordance with applicable law, (iii) directed that this Agreement be submitted to the Company’s stockholders for consideration, approval and adoption, (iv) recommended that the Company’s stockholders approve and adopt this Agreement, the Ancillary Documents, and the Merger and other transactions contemplated hereby and thereby. Except for the Required Company Stockholder Approval, no additional approval or vote of any holders of capital stock or other equity interests of the Company would then be necessary to approve and adopt this Agreement and the Ancillary Documents and approve the Merger and the other transactions contemplated hereby and thereby.

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4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, one (1) share was issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding shares of Company Common Stock and other equity interests of the Company and each of the Targets as of immediately prior to the Merger are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company’s Certificate of Incorporation. All the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, or any Contract to which the Company is a party or by which it or its securities are bound. The Company does not hold any shares or other equity interests of another Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities law.

(b) Schedule 4.3(b)(i) contains a complete and correct list, as of the date hereof, of (i) each Company Option (including a breakdown whether such Company Option is an incentive stock option or a nonqualified stock option), (ii) the name of the holder of each such Company Option, (iii) the number of shares of Company Common Stock underlying each such Company Option, (iv) the date on which each such Company Option was granted, (v) the extent to which each Company Option is vested, (vi) the exercise price of each Company Option, (vii) a summary of any individualized accelerated vesting triggers or terms, and (viii) the expiration date of each Company Option. Except as set forth on Schedule 4.3(b)(i), each Company Option has been granted with a per share exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying Company Common Stock on the date of grant and each Company Option that is intended to be an incentive stock option is eligible for such treatment under Section 422 of the Code. Other than as set forth on Schedule 4.3(b)(ii), there are no other equity or voting interests in, or any Company Convertible Securities, or preemptive rights or other outstanding rights, options, warrants, subscriptions, puts, calls, conversion rights, or agreements or commitments of any rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. Except as set forth on Schedule 4.3(b)(i), there are no outstanding or authorized equity appreciation rights, phantom equity rights, other equity or equity-based awards or other similar rights with respect to the Company. Except as set forth on Schedule 4.3(b)(iii), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company Securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. Except as set forth on Schedule 4.3(b)(iv), no equity interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) as a result of the transactions contemplated hereby.

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(c) Except as disclosed in the Company Financials, since January 1, 2024, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed, or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. As of the date hereof, the Company does not have any Subsidiaries. After the Target Acquisitions and as of Closing, the Company, as the Surviving Longevity Company, will have no Subsidiaries other than the Targets. Neither the Company nor any Subsidiary of the Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person except for the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than such filings as expressly contemplated by this Agreement.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery of this Agreement and the Ancillary Documents by the Company and of the transactions contemplated hereby and thereby, consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of the Company Material Contracts, where such conflict, violation, breach, default, termination, cancellation, modification, acceleration, obligation, creation, or default would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole, or prevent the consummation by the Company of the transactions contemplated by this Agreement or the Ancillary Documents.

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4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (i) the audited financial statement of the Company, excluding the Targets (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2023 and December 31, 2022, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards and (ii) the unaudited balance sheet and related statements of operation of the Company for the three-month period ended March 31, 2024 (the “Interim Balance Sheet Date”). True, correct, and complete copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved, (iii) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Except as set forth on Schedule 4.7(b), the Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) the Company does not maintain any off-the-book accounts and that the Company’s assets are used only in accordance with the Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iv) access to the Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of the Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. In the past five (5) years, neither the Company nor its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(c) The Company does not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its respective properties or assets.

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(d) Except as set forth on Schedule 4.7(d), the Company is not subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the balance sheet of the Company as of the Interim Balance Sheet Date contained in the Company Financials, (ii) that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law), or (iii) that are expected to be incurred upon the closing of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement.

(e) All financial projections with respect to the Company that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to the Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Company (net of reserves) within ninety (90) days.

4.8 Absence of Certain Changes. Except with respect to the negotiation and execution of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement, or as set forth on Schedule 4.8, since its incorporation, the Company has (a) not conducted any business other than the negotiation and execution of this Agreement, the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 6.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. The Company is not, and since its incorporation has never been, in material conflict or material non-compliance with, or in material default or violation of any applicable Laws. Since its incorporation, the Company, (i) has not received any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected, (ii) has not been subjected to any investigation by a Governmental Authority regarding any actual or alleged violation of or failure on the part of the Company to comply with any applicable Law, (iii) has not had claims filed against it with any Governmental Authority alleging any failure by the Company to comply with applicable Law, and (iv) has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any applicable Law, in the case of clauses (i) through (iii), except as would not, or would not reasonably be expected to, be material to the Company.

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4.10 Company Permits. The Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all licenses and Permits necessary to lawfully own, lease and conduct in all material respects its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which Company Permits are listed on Schedule 4.10. All the Company Permits are in full force and effect and not subject to, or threatened to be subject to, any revocation or modification Proceeding, to the Company’s Knowledge, and the Company is conducting business in full compliance with the Company Permits. The Company is not in violation in any material respect of the terms of the Company Permits, and the Company has received no written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of the Company Permits.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, and no such Action has been brought in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Company, its Subsidiaries, its and their respective current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to the Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Company, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Company. In the past five (5) years, none of the current or former officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list, as of the date of this Agreement, of the Company Material Contracts, a true, correct and complete copy (including written summaries of oral Contracts) of which has been made available to the Purchaser. For purposes of this Agreement, “Company Material Contract” means any contract, together with each Company Benefit Plan that is a Contract, to which the Company is a party or by which the Company, or any of its properties or assets (including but not limited to intellectual property and digital assets) are bound or affected that:

(i) contains covenants that materially limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, alliance, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

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(iii) relates to the voting or control of the equity interests of the Company or a Target or the election of directors of the Company (other than the Organizational Documents of the Company);

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency, commodities, and indices, in each case, that is material to the business of the Company;

(v) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $250,000;

(vi) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $250,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Company or another Person;

(vii) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets;

(viii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Company under such Contract or Contracts of at least $250,000 per year or $500,000 in the aggregate;

(ix) is with any Top Customer or Top Supplier;

(x) is with any Governmental Authority;

(xi) is a lease, sublease, or any other Contract relating to material property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest;

(xii) obligates the Company to provide continuing indemnification or a guarantee of obligations that would be expected to result in payments to a third party after the date hereof in excess of $250,000;

(xiii) is between the Company and any directors, officers or employees of the Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice that do not contain severance entitlements, change in control benefits, or guaranteed bonuses), including all non-competition, severance and indemnification agreements, or any Related Person;

(xiv) obligates the Company to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

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(xv) relates to a material settlement entered into within two (2) years prior to the date of this Agreement or under which the Company has any ongoing monetary or non-monetary obligations after the date hereof (other than customary confidentiality obligations);

(xvi) provides another Person (other than any manager, director or officer of the Company) with a power of attorney;

(xvii) relates to development, ownership, licensing or use of any Intellectual Property by, to or from the Company, other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements entered into on the Company’s standard form of such agreement, (C) confidentiality agreements entered into in the ordinary course of business, (D) non-exclusive licenses from customers or distributors to the Company entered into in the ordinary course of business, (E) feedback and ordinary course trade name or logo rights that are not material to the Company or (F) any other Contract pursuant to which the Company grants a non-exclusive license or right to use or exploit (including by means of a covenant not to sue) Company Intellectual Property in the ordinary course of business;

(xviii) that will be required to be filed by the Company as a material contract with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant;

(xix) is the Cerevast Acquisition Agreement or the Aegeria Acquisition Agreement; or

(xx) is otherwise material to the Company and not described in clauses (i) through (xix) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to Company Material Contracts: (i) such Company Material Contracts are valid and binding and enforceable in all respects against the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not affect the validity or enforceability of the Company Material Contracts; (iii) the Company is not in breach or default in any material respect, and, to the Knowledge of the Company, no condition or event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has received neither written nor, to the Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract, except as would not be material to the Company.

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4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by the Company or otherwise used or held for use by the Company in which the Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the record owner and inventor(s), if any, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application serial numbers and dates of filing, as well as the current status; (ii) all material unregistered Intellectual Property owned or purported to be owned by the Company; (iii) all proprietary Software owned or purported to be owned by the Company; and (iv) all other Intellectual Property used or held for use by the Company in the Company’s business as currently conducted and as proposed to be conducted. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $10,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Company is a licensee or otherwise is authorized to use or practice or have rights to any Intellectual Property of any Person and which otherwise relates to the Company’s ownership or use of Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from the Company, if any. The Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by the Company, and previously used or licensed by the Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and the Company has recorded assignments of all Company Registered IP. The Company has provided Purchaser with true and complete copies of all Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. The Company has entered into binding, valid and enforceable, written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with the Company whereby such employee or independent contractor (i) acknowledges the Company’s exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company; (ii) grants to the Company a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. All assignments and other instruments necessary to establish, record, and perfect the Company’s ownership interest in the Company Registered IP have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Intellectual Property.

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(b) The Company has a valid and enforceable right or license to use all Company Registered IP and the Company has a valid and enforceable right or license to use all Intellectual Property that is the subject of a Company IP License applicable to the Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Company as presently conducted. The Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Company of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to the Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. The Company is not a party to any Contract that requires the Company to assign to any Person all of its rights in any Intellectual Property developed by the Company under such Contract.

(c) There are no licenses, sublicenses or other agreements or permissions under which the Company is the licensor (“Outbound IP License”).

(d) No Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently licensed, used or held for use by the Company, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which the Company is a party or its otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by the Company. The Company is not currently infringing, or has, in the past, infringed, misappropriated, or violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Company.

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(e) All officers, directors, employees and independent contractors (to the extent any such independent contractor had access to Intellectual Property of the Company) of the Company (and each of its Affiliates) have assigned to the Company all Intellectual Property arising from the services performed for the Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of the Company have claimed any ownership interest in any Intellectual Property owned by the Company. To the Knowledge of the Company, there has been no violation of the Company’s policies or practices related to protection of the Company’s IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to the Company. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Company, or that would materially conflict with the business of the Company as presently conducted or contemplated to be conducted. The Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company Intellectual Property.

(f) The Company has used reasonable commercial efforts to maintain the confidentiality of all material Company Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof. Except as set forth on Schedule 4.13(f), to the Knowledge of the Company, no such Intellectual Property has been disclosed other than to employees, representatives and agents all of whom are bound by written confidentiality agreements. The Company is in material compliance with all confidentiality agreements and other protective agreements to which they are a party that protect the Intellectual Property of third parties.

(g) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information or information that can be used to identify a natural person (“personal information”)) in the possession of the Company, nor has there been any other compromise of the security, confidentiality or integrity of such information or data, or any facts or circumstances that could reasonably be expected to give rise to the compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Company. The Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal information protection, and the collection, processing and use of personal information, each with respect to the Company’s collection, processing and use of personal information. The operation of the business of the Company has not and does not violate any right to privacy or publicity of any third person or constitute unfair competition or trade practices under applicable Law. The Company has all necessary intellectual property to conduct their business.

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(h) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Company, or (ii) Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Company’s rights under such Contracts or Company IP Licenses to the same extent that the Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay in the absence of such transactions.

(i) No Party other than the Company or its Subsidiaries possesses any current or contingent rights to any material source code that is part of the Company Intellectual Property.

(j) Schedule 4.13(a) contains a correct, current, and complete list of all social media accounts used in the Company’s business. The Company has complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). There are no Actions, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Platform Agreement by the Company; or (B) defamation, violation of publicity rights of any Person, or any other violation by the Company in connection with its use of social media.

(k) All Company IT Systems within its control are in good working condition and are sufficient for the operation of the Company’s business as currently conducted and as proposed to be conducted. In the past five (5) years, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in disruption or damage to the business of the Company. The Company has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems within its control, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements.

4.14 Taxes and Returns.

(a) The Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the Company Financials have been established in accordance with GAAP. The Company has complied in all material respects with all applicable Laws relating to Tax.

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(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established in accordance with GAAP).

(d) There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(e) The Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) The Company has made no change in accounting methods (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) Except as set forth on Schedule 4.14(h), the Company has no Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period following the Closing Date.

(i) The Company has not requested nor is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

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(j) The Company: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(k) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for the taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) any deferred revenue or prepaid amount received on or prior to the Closing Date.

(l) The Company has (i) to the extent applicable, complied in all material respects with applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not deferred any payroll tax obligations pursuant to any executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19, (iii) to the extent applicable, complied in all material respects with applicable Tax Law regarding Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act of 2020 and Section 2301 of the CARES Act, and (iv) not sought (nor has any Affiliate that would be aggregated with the Company and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(m) The Company is and has been since incorporation treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes.

(n) The Company has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

(o) The Company does not have any plan or intention to engage in any transaction or make any election that would result in a liquidation of Purchaser for U.S. federal income tax purposes.

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(p) The Company intends that any cash remaining in the Trust Account after the redemptions of shares of the Purchaser Common Stock and distributions contemplated by this Agreement shall be used in the Company’s business within the meaning of Treasury Regulations Section 1.368-1(d).

(q) To the Knowledge of the Company, it is unaware of any fact or circumstance that would reasonably be expected to prevent each Merger from qualifying as a transfer within the meaning of Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently owned, leased or subleased or otherwise used or occupied by the Company for the operation of the business of the Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under the Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Real Property Leases, and the Company has received no notice of any such condition. The Company does not own nor has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as would not be material to the Company, or as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of the Company. The operation of the Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than the Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Personal Property Leases, and the Company has received no notice of any such condition.

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4.17 Title to and Sufficiency of Assets. The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the consolidated balance sheet of the Company as of the Interim Balance Sheet Date, and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Company constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Company as it is now conducted or that are used or held by the Company for use in the operation of the businesses of the Company, and taken together are in the business of the Company as conducted.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18, the Company is not party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor or trade union, labor organization or works council, and has never been party to, or bound by, any such Contracts. There are no labor strikes, slowdowns, work stoppages, boycotts, picketing, lockouts, job actions, labor disputes, or to the Company’s Knowledge threat of any of the foregoing, or union organizing activity (of unrepresented employees) or question concerning representation, by or with respect to any of the employees of the Company, and no such activities have ever occurred. No employees of the Company are represented by any labor organization with respect to their employment with the Company.

(b) Except as set forth in Schedule 4.18(b), the Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, wages and hours, discrimination, harassment, retaliation, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and other time off, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against the Company, (ii) is not liable for any past due arrears of wages or other compensation due to employees, independent contractors or consultants of the Company or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 4.18(b), there are no Actions pending or, to the Company’s Knowledge, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, consultant, or independent contractor, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

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(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary or hourly rate; and (ii) wages, bonus, commission or other compensation paid during the fiscal year ending December 31, 2023 and the six-month period ended June 30, 2024. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with the Company that is not terminable “at will,” and (B) the Company have paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each employee of the Company has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by the Company, along with a description of the general nature of the work performed, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with the Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with the Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of the Company to pay severance or a termination fee.

4.19 Benefit Plans.

(a) “Company Benefit Plans” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), and all material contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, pension or savings benefits, that are sponsored, maintained, contributed to or required to be contributed by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any liability or obligation (including any contingent liability or obligation) and all employment or other agreements providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party.

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(b) Set forth on Schedule 4.19(b) is a true and complete list of each material Company Benefit Plan (other than any at will offer letter that does not provide for severance or termination benefits and is on the standard form of offer letter disclosed on Schedule 4.19(b)). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. The Company has in the past been neither a member of a “controlled group”, nor does the Company have any Liability with respect to any collectively-bargained for plans. No fact exists which could reasonably be expected to adversely affect the qualified status of any Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all material Company Benefit Plan documents and agreements (or, in the case of any such Company Benefit Plan that is unwritten, written descriptions of the material terms thereof) and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the current summary plan descriptions and summary of material modifications thereto; (iii) the three (3) most recent annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the a tax agency, if any; (vii) the most recent actuarial valuation; (viii) any trust or funding agreements as well as any insurance policies or contracts, and (ix) all material and non-routine communications with any Governmental Authority within the last three (3) years.

(d) Except as set forth in Schedule 4.19(d), with respect to each Company Benefit Plan: (i) such Company Benefit Plan is and has at all times been operated, maintained, funded, and administered in accordance with its material terms, and applicable laws; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined by any applicable Laws, has occurred, excluding transactions effected pursuant to a statutory or administration exemption, and (v) all contributions and premiums due through the Closing Date have been timely made or have been fully accrued on the Company Financials.

(e) Neither the Company nor any ERISA Affiliate has, at any time, sponsored, maintained, contributed to, or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any (i) defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code, or Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section 3(37) of 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 412(c) of the Code or Section 210(a) of ERISA; or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) (i) each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) subject to Section 409A of the Code has been written and operated in compliance with Section 409A of the Code; and (ii) no arrangement exists (whether written or unwritten) pursuant to which the Company or any of its Subsidiaries will be required to “gross up” or otherwise compensate or reimburse any person for taxes that may become payable pursuant to Section 409A or 4999 of the Code.

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(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in applicable Laws): (i) no such plan provides medical or death benefits with respect to current or former employees of the Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Company and its Subsidiaries have complied with the provisions of Laws that govern employee benefits and retirement plans.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance, salary continuance, or other termination pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment, funding or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would result in tax consequences or payments not satisfied as of the Effective Time of the Merger.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated thereby (either alone or in connection with any subsequent event(s)) will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(j) All Company Benefit Plans can be terminated at any time prior to the Closing Date without resulting in any Liability to Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k) No options or other equity-based awards have been issued or granted by the Company that are considered deferred compensation. The Company has no obligation to any employee or other service provider with respect to any Company Benefit Plan that may be subject to Tax Laws requiring special taxation of the benefit due to the manner of distribution. There is no Contract or plan to which the Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) The Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

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(b) The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) There is no investigation of the business, operations, or currently owned, operated, or leased property of the Company or, to the Company’s Knowledge, previously owned, operated, or leased property of the Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(e) To the Knowledge of the Company, there is not located at any of the properties of the Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(f) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, neither the Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, the Company has no outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of the Company. The assets of the Company do not include any material receivable or other obligation from a Related Person, and the liabilities of the Company do not include any material payable or other obligation or commitment to any Related Person. Schedule 4.21 lists each Contract or other arrangement or commitment between the Company and any Related Person of the Company. Each Contract or other arrangement listed on Schedule 4.21 was entered into at arms’ length and in the ordinary course of business on commercially reasonable terms and is reasonably necessary for the operation of the business as presently conducted and as currently contemplated to be conducted.

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4.22 Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Company relating to the Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Company is otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. The Company has no self-insurance or co-insurance programs. In the past five (5) years (or since the date of the Company’s formation if less than five years ago), the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by the Company in the past five (5) years (or since the date of the Company’s formation if less than five years ago). The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. In the three (3) years (or since the date of the Company’s formation if less than three years ago) preceding the date hereof, the Company has made no claim against an insurance policy as to which the insurer is denying coverage.

4.23 Books and Records. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

4.24 Top Customers and Suppliers. Schedule 4.24 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2023 and (b) the period from January 1, 2024 through the Interim Balance Sheet Date, the ten (10) largest customers of the Company (the “Top Customers”) and the ten largest suppliers of goods or services to the Company (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of the Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or threatened to or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its relationships with the Company or stop, decrease or limit materially its products or services to the Company or its usage or purchase of the products or services of the Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to the Company or seek to exercise any remedy against the Company, and (iv) the Company has not within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer.

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4.25 Certain Business Practices.

(a) Neither the Company, nor to the Knowledge of the Company, any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company nor any of its Representatives acting on its behalf has, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b) The operations of the Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, North Korea, Syria, Sudan, the Crimean region of Ukraine, or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26 Compliance with Privacy Laws, Privacy Policies and Certain Contracts. Except as set forth on Schedule 4.26:

(a) The Company, and, to the Knowledge of the Company, its officers, directors, employees, agents, subcontractors and vendors to whom the Company has given access to Personal Data or Protected Health Information, are and have been at all times, in compliance in all material respects with all applicable Privacy Laws;

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Company, the Company has not experienced any loss, damage or unauthorized access, use, disclosure, modification, or breach of security of Personal Data or Protected Health Information maintained by or on behalf of the Company (including, to the Knowledge of the Company, by any agent, subcontractor or vendor of the Company);

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(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Company: (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company; and (ii) the Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or Action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data or Protected Health Information maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company);

(d) Neither the Company nor, to the Knowledge of the Company, any subcontractor, agent or vendor of the Company, has incurred any breach of “unsecured protected health information” (as defined in 45 C.F.R. Part 164, Subpart D) requiring reporting to any Governmental Authority;

(e) To the Knowledge of the Company, all activities conducted by the Company with respect to any Protected Health Information or Personal Data are permitted under the Contracts relating to Personal Data or Protected Health Information; and

(f) To the Knowledge of the Company, each Contract between the Company and any customer of the Company contains all material terms and conditions that the Company is required to include therein under the Company’s Contracts with its vendors and suppliers.

4.27 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

4.28 Finders and Brokers. Except as set forth in Schedule 4.28, the Company has neither incurred nor will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29 Compliance with Health Care Laws.

(a) The Company and each of its employees, officers, and directors are, and has at all times been, in material compliance with all applicable Health Care Laws.

(b) No Person, including any Governmental Authority, has: (i) made any written claim or commenced any Proceeding with respect to any violation of any Health Care Law by the Company; or (ii) been given written notice of any potential criminal, civil or administrative violation of any Health Care Law.

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(c) Neither the Company nor any of its Affiliates, officers, directors, or employees has: (i) been disqualified or debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other action under the provisions of 21 U.S.C. §§ 335a, 335b, or 335c, 42 U.S.C. § 1320a-7 or any equivalent provisions in any other applicable jurisdiction; (ii) made or offered any payment, gratuity or other thing of value that is prohibited by any law to personnel of the U.S. Food and Drug Administration (“FDA”) or any other Governmental Authority; (iii) made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or in any records and documentation prepared or maintained to comply with applicable Laws, or committed any act, made any statement, or failed to make any statement that, at the time such disclosure in this subsection (iii) was made could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy; nor (iv) received written notice of or, to the Knowledge of the Company, been subject to any other material enforcement action involving the FDA or any other similar Governmental Authority, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter that would result in a Material Adverse Effect, and none of the foregoing are pending or threatened in writing.

(d) Currently, none of the Company’s products or services are covered by any federal health care programs, including Medicare or Medicaid.

(e) Neither the Company, nor any of its employees, officers, or directors, is currently: (i) to the Knowledge of the Company, under investigation by the Department of Justice, the Office of the Inspector General (“OIG”) of the U.S. Department of Health and Human Services, the OIG of the U.S. Department of Veterans Affairs, the Centers for Medicare and Medicaid Services, the Office for Civil Rights of the U.S. Department of Health and Human Services, any state Attorney General, any state Medicaid Agency, or the FDA; (ii) excluded from participation under any federal health care program under Section 1128 of the Social Security Act; or (iii) suspended or debarred from contracting with the federal government.

(f) Neither the Company nor any of its employees, officers, or directors has entered into any agreement or settlement with any Governmental Authority with regard to any alleged non-compliance with, or violation of, any Health Care Law, or made a voluntary disclosure pursuant to any Governmental Authority self-disclosure protocol or similar functions, including but not limited to the OIG pursuant to the OIG’s self-disclosure protocol. No Person has filed or has threatened to file against the Company any claim under any federal or state whistleblower statute regarding the Company’s non-compliance with applicable Health Care Laws, including the Federal False Claims Act (31 U.S.C. §§3729 et seq.).

4.30 CFIUS. The Company (i) does not produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (ii) does not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (iii) does not maintain or collect sensitive personal data, and has no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, the Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248. The Company has no current intention of engaging in such activities in the future.

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4.31 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.32 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the Proxy Statement and other mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.33 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading. Except for the representations and warranties expressly made by the Company in this ARTICLE IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company, the Company Security Holders, the Company Common Stock, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this ARTICLE IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser or any of its Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.

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ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF
MERGER SUB

Merger Sub, represents and warrants to the Company as follows:

5.1 Organization and Standing. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Merger Sub has heretofore made available to the Company accurate and complete copies of the Organizational Documents of Merger Sub, as currently in effect as of the date hereof. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization: Binding Agreement. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and, as applicable, stockholders of Merger Sub in accordance with Merger Sub’s Organizational Documents and any other applicable Law, and (b) no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by Merger Sub of the transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby (a “Longevity Material Adverse Effect”).

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5.4 Non-Contravention. The execution and delivery by Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by Merger Sub of the transactions contemplated hereby and thereby, and compliance by Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Merger Sub, or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, or (vii) result in the creation of any Lien upon any of the properties or assets of Merger Sub under, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Longevity Material Adverse Effect.

5.5 Capitalization.

(a) Prior to giving effect to the Merger, Merger Sub is authorized to issue 100 shares of Merger Sub Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, Merger Sub has never had any Subsidiaries or owned any equity interests in any other Person.

(b) Except as set forth in its Organizational Documents, Merger Sub (i) has no obligation to issue, sell or transfer any equity securities of Merger Sub, (ii) is not party or subject to any contract that affects or relates to voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any equity interests of Merger Sub, (iii) has not granted any registration rights or information rights to any other Person, (iv) has not granted any phantom shares and there are no voting or similar agreements entered into by Merger Sub which relate to its capital or equity interests, (v) has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for voting interests of Merger Sub or equity interests of Merger Sub) with the owners or holders of Merger Sub on any matter or any agreements to issues such bonds, debentures, notes or other obligations and (vi) has no outstanding contractual obligations to provide funds to, or make any investment (other than the transactions contemplated herein) in, any other Person.

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5.6 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Merger, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

5.7 Compliance with Laws. Merger Sub is not, and since the date of its formation, has not been, in conflict or non-compliance with, or in default or violation of, any Laws applicable to it. To Merger Sub’s Knowledge, Merger Sub, has not, since the date of its formation, received any written or oral notice of, or is under investigation with respect to, any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it is or was bound.

5.8 Actions; Orders. There is no pending or, to the Knowledge of Merger Sub, threatened Action to which Merger Sub is subject, and there is no Action that Merger Sub has pending against any other Person. Merger Sub is not subject to any Orders of any Governmental Authority, nor to the Knowledge of Merger Sub, are any such Orders pending.

5.9 Transactions with Related Persons. Except as set forth on Schedule 6.9, there are no transactions, Contracts or understandings between Merger Sub, on the one hand, and any (a) present or former director, officer or employee or Affiliate of Merger Sub or Sponsor, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Merger Sub outstanding capital stock as of the date hereof, on the other hand.

5.10 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Merger Sub or any of its respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Merger Sub.

5.11 Investment Company Act. Merger Sub is not an “investment company” or a Person directly or indirectly controlled by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meanings of the Investment Company Act.

5.12 Taxes.

(a) Merger Sub has not taken, permitted or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (with the exception of any actions specifically contemplated by this Agreement).

(b) Merger Sub does not have any plan or intention to engage in any transaction or make any election that would result in a liquidation of Purchaser for U.S. federal income tax purposes.

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ARTICLE VI.

COVENANTS

6.1 Access and Information. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 6.15, the Company shall give, and shall cause its Subsidiaries and Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company or the Targets, as the Purchaser or its Representatives may reasonably request regarding the Company, the Targets and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company and the Targets.

During the Interim Period, subject to Section 6.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

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6.2 Conduct of Business of the Company. Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.2 of the Company Disclosure Schedules, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and its business, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets.

The Company shall provide advance written notice to the Purchaser of any material action that is not within the ordinary course and consistent with past practice. Except as expressly contemplated by the terms of this Agreement or the Ancillary Documents or as set forth on Schedule 6.2 of the Company Disclosure Schedules, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(a) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(b) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(c) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the repurchase of Company Common Stock from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date hereof providing for the repurchase of shares in connection with any termination of service);

(d) other than promissory notes issued by the Company and Cerevast to FutureTech Capital LLC which shall be cancelled and converted into the right to receive shares of Company Common Stock immediately prior to the Merger Effective Time consistent with the terms of the Promissory Notes listed on Schedule 1.10(a) and consistent with Section 1.10(a), incur, create, assume, prepay, commit to, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $25,000 individually or $50,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $25,000 individually or $50,000 in the aggregate;

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(e) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) other than in the ordinary course of business consistent with past practice, to any employee, or increase other benefits of employees generally other than in the ordinary course of business consistent with past practice, or enter into, establish, amend or terminate any Company Benefit Plan other than as required by applicable Law or pursuant to the terms of any Company Benefit Plans;

(f) take any action to (i) hire or terminate any officer, director, employee or other individual service provider of the Company or any of its Subsidiaries, (ii) grant, announce or modify any equity or equity-based awards, or (iii) accelerate the payment, funding, right to payment or vesting of any compensation or benefits;

(g) make or rescind any material election relating to Taxes, settle any Action, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(h) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company Intellectual Property (excluding non-exclusive licenses of Company Intellectual Property to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(i) terminate, waive, renew, extend, assign, or fail to maintain in effect any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract;

(j) terminate, waive, renew, extend, assign, or fail to maintain in effect any right under, any Contract with any Target or enter into any Contract with any Target;

(k) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(l) establish any Subsidiary or enter into any new line of business, provided, however that the Purchaser expressly approves the Company’s acquisition of the Targets just prior to the Closing;

(m) voluntarily terminate, cancel, materially modify or amend, permit to lapse, or fail to keep in force any insurance policies maintained for the benefit of the Company or providing insurance coverage with respect to its assets, operations and activities, without replacing or revising such policies with a comparable amount of insurance coverage with substantially similar coverage to that which is currently in effect;

(n) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

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(o) waive, release, assign, commence, initiate, satisfy, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $25,000 individually or $50,000 in the aggregate, or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(p) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(q) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(r) make capital expenditures in excess of $25,000 (individually for any project (or set of related projects) or $50,000 in the aggregate);

(s) authorize, recommend, propose or announce an intention to adopt, or otherwise effect a plan of complete or partial liquidation, rehabilitation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or similar transaction;

(t) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $50,000 individually or $100,000 in the aggregate, other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or for Expenses incurred by the Company in connection with the transactions contemplated by this Agreement;

(u) purchase, sell, lease, license, transfer, exchange or swap, pledge, mortgage or otherwise pledge or encumber (including securitizations), or transfer or otherwise dispose of any material portion of its properties, assets or rights (including equity interests of the Company or any Target);

(v) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(w) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(x) accelerate the collection of any trade receivables or delay the payment of trade payables or any other Liabilities other than in the ordinary course of business consistent with past practice;

(y) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(z) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the Company or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including Orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 6.2. The Company shall notify the Purchaser in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of the Company, in consultation with the Purchaser whenever practicable.

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6.3 Conduct of Business of the Purchaser. Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.3 of the Purchaser Disclosure Schedules, the Purchaser shall, and shall cause its Subsidiaries to, comply with all Laws applicable to the Purchaser and its Subsidiaries. Notwithstanding anything to the contrary in this Section 6.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), so long as Purchaser is solely responsible for all Extension Expenses, and no consent of any other Party shall be required in connection therewith.

Without limiting the generality of Section 6.3 and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any Financing in accordance with Section 12.1) or as expressly set forth on Schedule 6.3 of the Purchaser Disclosure Schedules, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(a) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(b) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Purchaser Securities issuable upon conversion or exchange of outstanding Purchaser Securities in accordance with their terms, or engage in any hedging transaction with a third Person with respect to such securities, or engage in transactions specified in Section 6.3(d) below.;

(c) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(d) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $25,000 individually or $50,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(d) shall not prevent the Purchaser from borrowing funds or raise funds by issuing securities necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any Financing and the costs and expenses necessary for an Extension and any such Financing (such expenses, “Extension Expenses”)), up to aggregate additional Indebtedness during the Interim Period of $2,000,000, provided, however, that Purchaser shall remain solely responsible for all Extension Expenses;

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(e) make or rescind any material election relating to Taxes, settle any claim, Action, Proceeding, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(f) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(g) terminate, waive or assign any material right under any Purchaser Material Contract;

(h) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(i) establish any Subsidiary or enter into any new line of business;

(j) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect as of the date of this Agreement;

(k) waive, release, assign, initiate, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $25,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(l) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(m) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(n) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $25,000 individually or $50,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;

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(o) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(p) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(q) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the Purchaser or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including Orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 6.3. The Purchaser shall notify the Company in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the Purchaser and its Subsidiaries.

6.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited income statement and an unaudited balance sheet of the Company for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b) The Company shall use reasonable best efforts to deliver to the Purchaser on or prior to October 15, 2024, the audited financial statement of the Company, excluding the Targets (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2023, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal year then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards and containing an unqualified report of the Company’s auditors, that is required to be included in the Registration Statement and any other filings to be made by the Purchaser with the SEC in connection with the transactions contemplated hereby and in the Ancillary Document.

(c) The Company shall deliver to the Purchaser on or prior to October 15, 2024,

(i) an audited financial statement of Cerevast (including, in each case, any related notes thereto), consisting of the balance sheets of Cerevast as of December 31, 2023 and December 31, 2022, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards, and

(ii) an audited financial statement of Aegeria (including, in each case, any related notes thereto), consisting of the balance sheets of Aegeria as of December 31, 2023 and December 31, 2022, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards.

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(d) All financial statements delivered pursuant to this Section 6.4, (A) will be prepared from, and reflect in all material respects, the books and records of the Company, Cerevast, or Aegeria, as applicable, (B) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (C) will fairly present, in all material respects, the consolidated financial position of the Company, Cerevast and Aegeria, as applicable, as of the dates thereof and their results of operations for the periods then ended, and (D) will be audited in accordance with the standards of the PCAOB. All costs incurred in connection with preparing and obtaining such financial statements shall be Expenses of the Company.

(e) The Company shall (and shall use its best efforts to cause each Target to) use reasonable best efforts (i) to assist the Purchaser and its Representatives, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company or applicable Target, in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is reasonably required to be included in the Registration Statement and any other filings to be made by the Purchaser with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) to obtain the consents of the Company’s auditors with respect thereto as may be required by applicable Law.

6.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Common Stock, and the Purchaser Public Warrants on Nasdaq.

6.6 No Solicitation. For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser. For the avoidance of doubt, an “Alternative Transaction” does not include any Financing in accordance with Article XII.

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(a) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

(b) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

6.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with ARTICLE I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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6.8 Notification of Certain Matters. During the Interim Period, (x) each Party shall give prompt notice to the other Parties if such Party or its Affiliates, and (y) the Company shall give prompt notice to the Purchaser if, to the Company’s Knowledge, any Target or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder, under the Cerevast Acquisition Agreement, or under the Aegeria Acquisition Agreement, in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or the transactions contemplated by the Cerevast Acquisition Agreement, or the Aegeria Acquisition Agreement, or (ii) any non-compliance with any Law by such Person or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the transactions contemplated by the Cerevast Acquisition Agreement, or the Aegeria Acquisition Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would make any representation or warranty contained in this Agreement, the Cerevast Acquisition Agreement, or the Aegeria Acquisition Agreement false or untrue, would constitute a breach of any covenant or agreement contained in this Agreement, the Cerevast Acquisition Agreement or the Aegeria Acquisition Agreement, or would reasonably be expected to cause or result in any of the conditions to the Closing set forth in this Agreement, the Cerevast Acquisition Agreement, or the Aegeria Acquisition Agreement, not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Person or any of its Affiliates, or any of their respective properties or assets, or, to the actual knowledge of such Person, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Person or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement, or the transactions contemplated by the Cerevast Acquisition Agreement, or the Aegeria Acquisition Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement, the Cerevast Acquisition Agreement, and/or the Aegeria Acquisition Agreement, have been breached.

6.9 Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each Party hereto shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including obtaining all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement; provided, that in no event shall any Party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby (other than fees or expenses payable to the SEC in connection with the transactions contemplated hereby, including the Registration Statement).

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(b) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(c) Notwithstanding the immediately preceding paragraph, nothing contained herein shall be deemed to require Purchaser or the Company, or any of their respective Subsidiaries, and Purchaser and the Company, and any of their respective Subsidiaries, shall not be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition, commitment or restriction, in connection with obtaining the foregoing Permits, consents, Orders, approvals, waivers, non-objections and authorizations of Governmental Authorities that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations on the business of the Company and its Subsidiaries (taken as a whole), or on the business of Purchaser and its Subsidiaries (taken as a whole) (which restriction, commitment, or condition could include materially increasing capital, divesting or reducing lines of businesses or asset classes, entering into compliance or remediation programs, and making material lending or investment commitments).

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts; provided, that in no event shall any Party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby (other than fees or expenses payable to the SEC in connection with the transactions contemplated hereby, including the Registration Statement).

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6.10 Tax Matters.

(a) The Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) The Parties agree and intend that, to the greatest extent permitted by Law, for U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to be treated consistent with the Intended Tax Treatment. Each of the Parties shall use its commercially reasonable efforts to cause the Merger to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. To the greatest extent permitted under Law, the Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment.

(c) The Parties shall execute and deliver (i) officer’s certificates, in customary form, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to Purchaser or counsel to the Company, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the transactions contemplated by this Agreement, at such time or times as may be requested by counsel to Purchaser or counsel to the Company, including in connection with the Closing and any filing with the SEC. Any opinion to be delivered by counsel to the Purchaser shall be limited to addressing (a) qualification of the transactions contemplated by this Agreement as an exchange governed by Section 351 of the Code and/or (b) the accuracy of any tax disclosure statements addressed directly to holders of equity securities of the Purchaser (or any other matters the SEC specifically requests that the Purchaser provide an opinion with respect to). For the avoidance of doubt, any tax opinions to be delivered by counsel to Purchaser shall not be a condition to Closing under this Agreement.

(d) None of the Company, Purchaser or any of their Affiliates will take any action, engage in any transaction that would result in the liquidation of Purchaser for U.S. federal income tax purposes in the tax year including the Closing Date and the two subsequent calendar years.

(e) For two years following the Closing, all cash and cash equivalents in the Trust Account after the Redemption shall (i) be used in the operations of the Company or the members of the Company’s “qualified group” (within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii)) and/or (ii) loaned to the Company or members of the Company’s qualified group to be used in its business operations, in each case, such amounts to be used in a manner that would not impair the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368 of the Code.

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6.11 Employee Benefits Matters

(a) To the extent any “disqualified individual” (as such term is defined for purposes of Section 280G of the Code (hereafter, “Section 280G”)) of the Company, Cerevast, Aegeria or any of their respective Subsidiaries (a “Disqualified Individual”) would be entitled to any payment or benefit as a result of or in connection with the transactions contemplated by the Target Acquisitions (either alone or upon the occurrence of any additional or subsequent events) and such payment or benefit would constitute an “excess parachute payment” under Section 280G or would result in the imposition of any excise Tax imposed under Section 4999 of the Code, the Company, Cerevast and/or Aegeria, as applicable, shall, prior to the Target Acquisitions: (i) obtain a binding written waiver (each, a “Section 280G Waiver”) from each Disqualified Individual of such Disqualified Individual’s right to receive any portion of such parachute payments that exceeds three times such Disqualified Individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code less one dollar (collectively, the “Excess Parachute Payments”) to the extent such Excess Parachute Payments are not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code and Treasury Regulations Section 1.280G-1 thereunder (the “280G Stockholder Approval Requirements”); (ii) solicit a vote of stockholders in a manner that satisfies the 280G Stockholder Approval Requirements in respect of the Excess Parachute Payments payable to all such Disqualified Individuals who have executed a Section 280G Waiver; provided, however, that the Company, Cerevast and/or Aegeria, as applicable, shall not be required to pay any amounts or provide any benefits to any Person in order to obtain such approval. The Section 280G Waivers, calculations, disclosure, equityholder consents, and any other documents prepared, issued, distributed, adopted or executed in connection with the implementation of this Section 6.11(a) shall be provided to Purchaser no later than 10 Business Days prior to the Target Acquisitions and shall be subject to Purchaser’s prior reasonable review and comment and the Company shall implement any comments provided by Purchaser. To the extent any Excess Parachute Payments are not approved as contemplated above, such Excess Parachute Payments shall not be made or provided to the extent waived in the Section 280G Waivers. At least 3 Business Days prior to the Target Acquisitions, the Company shall deliver to Purchaser written evidence of satisfaction of the requirements of this Section 6.11(a) or written notice of the nonsatisfaction thereof.

(b) As soon promptly as practicable after the date hereof and in any event no later than thirty (30) days prior to the Closing Date, the Company and/or Cerevast shall enter into an indemnification agreement (the form of which shall be subject to the review and approval of Purchaser) with each of Kendall Stever, Andrew Leo and Francesco Curra indemnifying such individuals for any and all losses relating to or arising from the grant of Company Options in violation of Code Section 409A.

6.12 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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6.13 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare, with the reasonable assistance of the Company, on behalf of itself and on behalf of the Targets (upon Targets’ consent), and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of the Purchaser Common Stock redeemed (such rights to have their shares of the Purchaser Common Stock redeemed, “Redemption Rights,” and such redemption thereof, the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at an extraordinary general meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares in connection with the Financing), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents and IPO Prospectus, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption of the Second Amended and Restated Certificate of Incorporation of Purchaser in connection with the Merger, (iii) the change of name of the Purchaser in connection with the Merger, (iv) adoption and approval of a new equity incentive plan, in a form reasonably acceptable to the Company and Purchaser (the “Equity Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock equal to (a) ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), plus (b) the number of shares of Purchaser Common Stock underlying the Converted Stock Options, (vi) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vi), collectively, the “Purchaser Stockholder Approval Matters”), and (vii) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and Purchaser shall consider any such comments timely made in good faith. The Company shall provide Purchaser with such information concerning the Company and the Targets and their prospective stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

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(b) Purchaser shall take all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and its Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and shall respond in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser shall not amend or supplement the Proxy Statement without prior written consent of the Company, not to be unreasonably withheld, conditioned, or delayed.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Purchaser shall consider any such comments timely made in good faith under the circumstances.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the Securities Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

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6.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance provided, however, that the foregoing shall not prohibit Purchaser, Sponsor, and their respective Representatives from providing general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor, including to potential participants in connection with a Financing in accordance with Section 12.1, or in connection with normal fund raising or related marketing or informational or reporting activities; and provided, further, that subject to Section 6.02 and this Section 6.13, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any required third party consent. Notwithstanding the foregoing, Purchaser and the Company may make statements that are consistent with previous public releases made by such Party in compliance with this Section 6.13.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review and comment prior to filing and Purchaser shall consider any such comments in good faith. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws, which the Seller Representative and Sponsor shall have the opportunity to review and comment. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

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6.15 Confidential Information.

(a) The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 6.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose all Company Confidential Information to the extent required by the Federal Securities Laws.

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6.16 Post-Closing Board of Directors and Executive Officers; Employment Agreements; Related Party Transactions.

(a) The Parties shall take all necessary action, including causing the current directors of Purchaser to resign, so that effective upon the Effective Time, (i) the Post-Closing Board will consist of (A) six (6) directors designated by the Company, at least four (4) of whom shall qualify as an independent director under Nasdaq rules and (B) one (1) director designated by Sponsor, totaling seven (7) individuals, and (ii) elect the Post-Closing Board; provided, that such designees shall, in the case of the Sponsor designee, be reasonably acceptable to the Company and, in the case of the Company designees, be reasonably acceptable to Sponsor. Sponsor and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned, or delayed by either the Company or Sponsor) on the directors to be appointed to the audit, compensation and nominating committees prior to the filing of the Registration Statement with the SEC. At or prior to the Closing, Purchaser will provide each director of the Post-Closing Board with a customary director indemnification agreement.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the corresponding office) as that of the Company immediately prior to the Closing.

(c) Each of the Company and Purchaser shall cause such individuals to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 8.16(a) does not satisfy any requirement of a Governmental Authority, including applicable rules required by the SEC and the rules and listing standards of Nasdaq, to serve as a director of Purchaser, then (x) there shall be no obligation to appoint such individual pursuant to Section 8.16(a) and (y) the Company or Sponsor, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

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(d) The Parties shall negotiate in good faith to finalize employment agreements, in a form to be mutually agreed upon by the Company and Purchaser, with certain individuals to be mutually agreed between the Company and Purchaser, which agreements shall include non-compete and non-solicitation terms favorable to the Company.

(e) If requested by the Purchaser on or after the date hereof, the Company shall take all necessary actions, and shall use its best efforts to cause, the Targets to take all necessary action, to terminate any Contract or arrangement with a Related Person listed on Schedule 4.21 of the Company Disclosure Schedules.

6.17 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub, and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time the Purchaser and the Company shall cause the Organizational Documents of the Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 6.17 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser and the Company shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser and the Company shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

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(c) If Purchaser the Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Purchaser or the Company shall assume all of the obligations set forth in this Section 6.17.

(d) The D&O Indemnified Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.17 are intended to be third party beneficiaries of this Section 6.17. This Section 6.17 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Purchaser and the Company.

6.18 Trust Account Proceeds. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE X and provision of notice thereof to the Trustee, (a) at the Closing, the Purchaser shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) use reasonable best efforts to cause the Trustee to (x) pay as and when due all amounts, if any, payable to the Public Stockholders of the Purchaser pursuant to the Redemption, (y) pay the amounts due to the underwriters of the Purchaser’s IPO for their deferred underwriting commissions as set forth in the Trust Agreement and (z) immediately thereafter, pay all remaining amounts then available in the Trust Account to the Purchaser in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein. Any such remaining amounts paid to Purchaser in accordance with the foregoing sentence shall, along with any proceeds from any Financing, first be used to pay (a) the Purchaser’s accrued Expenses, (b) the Purchaser’s deferred Expenses of the IPO, and (c) Extension Expenses and any other expenses of the Purchaser and the Company as of the Closing. Such Expenses will be paid at the Closing. Any remaining cash will be used in the Purchaser’s business within the meaning of Treasury Regulations Section 1.368-1(d).

6.19 Stockholder Written Consent.

(a) As promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event within five (5) Business Days of the effectiveness of the Registration Statement, the Company shall cause to be delivered to each Company Stockholder as of such date an information statement, which shall include copies of this Agreement, the Registration Statement, a Written Consent, and, as applicable, the Registration Rights Agreement, the Lock-up Agreement and/or a Letter of Transmittal (“Company Stockholder Package”), stating (i) that the board of directors of the Company recommends that each Company Stockholder adopt this Agreement and approve the Merger by execution of the Written Consent and (ii) the timeline for returning executed copies of the documents included as part of the Company Stockholder Package. The written consent included in the Company Stockholder Package shall be in in a form to be mutually agreed between the Purchaser and the Company (the “Written Consent”) and shall be required from Company Stockholders who collectively hold at least a majority of the voting power of the outstanding shares of Company Common Stock as of immediately prior to the Merger and following consummation of the Target Acquisitions pursuant to Section 228(a) and 251(c) of the DGCL and the Company’s Organizational Documents. The approval contemplated by the foregoing sentence is referred to herein as the “Required Company Stockholder Approval”.

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(b) As promptly as practicable after distribution of the Company Stockholder Package, the Company shall obtain the Required Company Stockholder Approval and deliver it to Purchaser.

6.20 Target Acquisitions. (a) The Company will keep Purchaser informed on a reasonably current basis of all material developments with respect to each of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement and the transactions contemplated thereby; (b) the Company will not, and will cause the Targets to not, without the prior written approval of Sponsor (such approval not to be unreasonably withheld, conditioned or delayed), enter into or agree to any amendment, supplement, modification or waiver of the terms of each of the Cerevast Acquisition Agreement, and the Aegeria Acquisition Agreement, and (c) the Company shall not and shall cause the Targets to not waive any closing conditions in each of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement unless such action has been approved in advance in writing by the Sponsor (such approval not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII.

NO SURVIVAL

7.1 No Survival. Representations and warranties of each Party contained in this Agreement or in any certificate or instrument delivered by or on behalf of any Party pursuant to this Agreement shall not survive the Closing, and from and after the Closing, each Party and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or Action be brought against any Party or their respective Representatives with respect thereto. The covenants and agreements made by each Party in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

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ARTICLE VIII.

CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Approvals. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Approvals. The Required Company Stockholder Approval shall have been obtained and remain in full force and effect.

(c) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d) Fairness Opinion. Purchaser shall have received an opinion from the Financial Advisor, in a form reasonably acceptable to Purchaser, that the transactions contemplated by this Agreement are fair to the stockholders of Purchaser from a financial point of view which opinion shall cover, inter alia, the allocation of the Merger Consideration among the Targets.

(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(f) Nasdaq Listing. The shares of Purchaser Common Stock and Purchaser Warrants to be issued in respect of Purchaser Public Warrants shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(g) Adoption and Approval of the Equity Incentive Plan. The Equity Incentive Plan shall have been adopted and approved consistent with the requirements of Section 6.13(a)(iv).

8.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Purchaser and Merger Sub contained in Articles III and V (other than the representations and warranties of Purchaser contained in Section 3.5 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Purchaser or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

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(ii) The representations and warranties of the Purchaser contained in Section 3.5 (Capitalization) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except (a) to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date, and (b) to the extent that certain changes made during the Interim Period in connection with working capital financing of the Purchaser and related transactions).

(b) Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date, except where compliance with any such obligation, agreement or covenant has been waived in writing by the Company.

(c) Closing Deliverables.

(i) Officer Certificate. Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2(a), 8.2(b) and 10.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date and (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby.

(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser and Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s and Merger Sub’s jurisdictions of organization, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Letters of Transmittal. Each Company Stockholder shall have received the Letter of Transmittal from the Exchange Agent.

(v) Registration Rights Agreement. The Company shall have received a copy of the Registration Rights Agreement, duly executed by Sponsor.

(vi) Indemnification Agreements. Purchaser shall have entered into indemnification agreements, in a form to be mutually agreed upon by Purchaser and the Company, with each of the people set forth on Schedule 8.2(d)(vi).

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8.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 8.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), and Section 4.28 (Finders and Brokers) (collectively, the “Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and on and as of the Closing Date immediately prior to the Merger Effective Time as if made on the Closing Date immediately prior to the Merger Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii) Each of the representations and warranties of the Company contained in Article IV (other than the Specified Representations and the representations and warranties of the Company contained in Section 4.3(a) and (b) (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and on and as of the Closing Date immediately prior to the Merger Effective Time as if made on the Closing Date immediately prior to the Merger Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, the failure of such representations and warranties to be so true and correct, has not had a Material Adverse Effect.

(iii) The representations and warranties of the Company contained in Section 4.3(a) and (b) (Capitalization) shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date).

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement, in each case to be performed or complied with by such person on or prior to the Closing Date, except where compliance with any such obligation, agreement or covenant has been waived in writing by Purchaser.

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(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company and the Targets, taken as a whole, since the date of this Agreement which is continuing and uncured.

(d) Closing of Target Acquisition Agreements. The closings shall have occurred under each of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement, each in accordance with the respective terms thereof and each of Cerevast and Aegeria shall be wholly owned subsidiaries of the Company, and an officer’s certificate from each of the Targets shall have been delivered to the Purchaser stating that all representations and warranties made by such Target in the Cerevast Acquisition Agreement or the Aegeria Acquisition Agreement, as applicable, are complete, true, and correct in all material respects as of the date of this Agreement and shall be so as of the Closing Date, as stated therein.

(e) Closing Deliverables.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b), 8.3(c) and 8.3(d), and shall have received a certificate from each of the Targets, dated as of the Closing Date, signed by an executive officer of the respective Target in such capacity, certifying as to the satisfaction of the conditions specified in Section 8.3(d) and 10.1.

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby.

(iii) Good Standing. The Company shall have delivered to the Purchaser a good standing certificate (or similar document applicable for such jurisdiction) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization.

(iv) Lock-Up Agreements. The Company shall have delivered to the Purchaser copies of the Lock-Up Agreements duly executed by each of the Company Stockholders.

(v) Resignations. Subject to the requirements of Section 8.17, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser.

(vi) Lien Releases. Evidence reasonably satisfactory to Purchaser of the release or satisfaction of all Liens, or, in the alternative, payoff letters from all Lien claimants for the release or satisfaction of all Liens reasonably satisfactory to Purchaser, with respect to the capital stock, assets and property of Cerevast and Aegeria, if any, relating to those items set forth on Schedule 8.3(e)(vi).

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8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this ARTICLE VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company or any Company Stockholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX.

TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in ARTICLE VIII have not been satisfied or waived by the nine-month anniversary of the date of this Agreement (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 9.1 shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a material breach by the Purchaser or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser or Merger Sub shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company (or of the Targets pursuant to the certificates to be delivered pursuant to Section 3.21 herein) shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

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(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Company and the Targets, taken as a whole, following the date of this Agreement which is uncured for at least ten (10) Business Days after written notice of such Material Adverse Effect is provided by the Purchaser to the Company; or

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained.

(h) by written notice by the Purchaser to the Company if either or both of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement are terminated, provided that the Company shall have the obligation to notify the Purchaser immediately in writing upon the occurrence of such a termination.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.14 (Public Announcements), 9.3 (Fees and Expenses), 10.1 (Waiver of Claims Against Trust), ARTICLE XI (Miscellaneous), this Section 9.2 (Effect of Termination) and 13.3 (Third Parties) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.1). Without limiting the foregoing, and except as provided in Section 9.3 and this Section 9.2 (but subject to Section 10.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 11.6, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 9.1.

9.3 Fees and Expenses. Subject to Sections 6.18 and 10.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. For the avoidance of doubt, the Parties agree that (a) the Company shall not be responsible for the Extension Expenses associated with any Extensions, (b) the Company shall be responsible for all required filing or similar fees with respect to any required approval of a Governmental Authority, and (c) if the transactions contemplated by this Agreement are consummated, the Purchaser shall be responsible for all of the Expenses of the Parties. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including without limitation all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates; all filing fees in connection with any approvals required or advisable in connection with the transactions contemplated by this Agreement; and all fees and expenses of proxy solicitors, Edgarization and filing services, and printing and distribution of the Proxy Statement) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of the transactions contemplated by this Agreement. With respect to the Purchaser, Purchaser’s Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters out of the Trust Account and any legal fees) of the IPO due upon consummation of a Business Combination.

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ARTICLE X.

WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants (and cause each of the Targets to represent and warrant) that it has read the IPO Prospectus other than SEC Reports, the Purchaser’s Organizational Documents, and the Trust Agreement and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the IPO Underwriter and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by the IPO Underwriter) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of the Purchaser Common Stock in connection with the consummation of the Purchaser’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to an Extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, (d) to the Underwriter to pay the Underwriter’s deferred fees upon the closing of the Business Combination, and (e) to Purchaser after or simultaneously with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company (including its Subsidiaries) and the Seller Representative hereby agrees that, notwithstanding anything to the contrary in this Agreement, none of the Company (including its Subsidiaries) or the Seller Representative do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company (including its Subsidiaries) and the Seller Representative hereby irrevocably waives any Released Claims that any such Party may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, Contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates); provided, however, that the foregoing waiver will not limit or prohibit the Company or the Seller Representative from pursuing a claim against the Purchaser, Merger Sub or any other Person for legal relief against monies or other assets of the Purchaser or Merger Sub held outside of the Trust Account of for specific performance or other equitable relief in connection with the transactions contemplated by this Agreement. The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party under applicable Law. To the extent that the Company (including its Subsidiaries) or the Seller Representative commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which Proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company (including its Subsidiaries) and the Seller Representative hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

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ARTICLE XI.

MISCELLANEOUS

11.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by electronic means (including e-mail), with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, or the Sponsor, to:

FutureTech II Acquisition Corp.

128 Gail Drive

New Rochelle, NY 10805

Attn: Ray Chen

Telephone No.: (914) 316-4805

E-mail:

with a copy (which will not constitute notice) to:

Moses & Singer LLP

405 Lexington Avenue, Chrysler Building

New York, NY 10175

Attn: Ruth Jin, Esq.

Telephone No.: (212) 554-7819

Email: rjin@mosessinger.com

If to the Company, to:

Longevity Biomedical, Inc.

12100 NE 195th Street, Suite 150

Bothell, WA 98011

Attn: Bradford A. Zakes, President and CEO

Telephone No.: (425) 748.7529

E-mail: bzakes@cerevast.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

If to the Seller Representative to: Bradford A. Zakes 12100 NE 195th Street, Suite 150 Bothell, WA 98011 Telephone No.: (425) 748.7529 E-mail: bzakes@cerevast.com with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

If to Purchaser after the Closing, to:

Longevity Biomedical, Inc.

12100 NE 195th Street, Suite 150

Bothell, WA 98011

Attn: Bradford A. Zakes, President and CEO Telephone No.:

(425) 748.7529

E-mail: bzakes@cerevast.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

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11.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, Sponsor and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3 Third Parties. Except for the rights of (a) the D&O Indemnified Persons set forth in Section 6.17,(b) the Nonparty Affiliates set forth in Section 11.14, and (c) Sponsor as set forth in the last sentence of this Section 11.3, and which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party. Notwithstanding anything to the contrary herein, Sponsor shall be an express third-party beneficiary of Section 6.4, Section 6.14, Section 6.16, Section 9.2, Section 11.1, Section 11.2, this Section 11.3, Section 11.6, Section 11.8, Section 11.9, Section 11.13, and Section 11.14.

11.4 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the state of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New Castle County, Delaware (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 11.1. Nothing in this Section 11.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

11.5 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

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11.6 Remedies; Specific Performance. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

11.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company and the Seller Representative.

11.9 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may each in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Seller Representative in lieu of the Company Stockholders to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of Sponsor.

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11.10 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or Orders) by succession of comparable successor statutes, regulations, rules or Orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s stockholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site on ShareVault maintained on behalf of the Company in connection with the transactions contemplated by this Agreement, and the Purchaser and its Representatives have been given access to such electronic data side containing such information at least two days prior to the date of this Agreement.

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11.12 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.13 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Bradford A. Zakes, solely in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (v) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (vi) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 11.13 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

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(b) Any other Person, including the Purchaser, Sponsor, and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser, Sponsor, and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and the Company Stockholders shall have no cause of action against the Purchaser, Sponsor, or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser, Sponsor, and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to the Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by the Company Stockholder shall be made by the Seller Representative (except for a notice under Section 11.13(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any losses that any Company Stockholder may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 11.13 shall survive the Closing and continue indefinitely.

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(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

11.14 No Recourse. All Proceedings, Liabilities and causes of action (whether in contract or in tort, in Law or in equity or granted by statute) that may be based upon, be in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in this Agreement), may be made against only (and such representations and warranties are those solely of) Purchaser, the Company, and Merger Sub and their respective successors and permitted assigns. No Person who is not a Party, including any current, former or future director, officer, founder, employee, consultant, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative, successor or assignee of, and any financial advisor to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative, successor or assignee of, and any financial advisor to, any of the foregoing, and in the case of Purchaser, the Sponsor (or any successor or assignee thereof) (each in their capacity as such, a “Nonparty Affiliate”), shall have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any Proceedings, Liabilities or causes of action arising under, out or by reason of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Party hereby waives and releases all such Proceedings, Liabilities and causes of action against any such Nonparty Affiliates.

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ARTICLE XII.

FINANCING

12.1 Financing.

(a) During the Interim Period, the Purchaser and the Company shall use their commercially reasonable efforts to enter into financing arrangements (any such arrangements, a “Financing”) on such terms as the Purchaser and the Company shall agree; provided that the Purchaser may, in its sole discretion, enter into a Financing for working capital funding, including for Extension Expenses, expenses related to SEC reporting, and other compliance and regular business expenses (the “Purchaser Working Capital Financing”). Such a Financing or Financings, as the case may be, may include equity financing, debt financing, non-redemption agreements, backstop agreements, or any other form of financing acceptable to the Purchaser and the Company. The Purchaser and the Company shall use their commercially reasonable efforts to consummate any such Financing. Except as provided above regarding the Purchaser Working Capital Financing, the proceeds of such Financing or Financings shall be used for the purposes of paying any Expenses incurred in connection with this Agreement and the transactions contemplated thereby and providing the Company, the Purchaser, or both, with working capital following the Closing.

(b) The Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Financing or Financings, as the case may be (including having the Company’s senior management participate in investor meetings and roadshows as reasonably requested by the Purchaser, and the preparation of materials reasonably necessary in connection therewith), and the Purchaser shall keep the Company informed of the status of any and all discussions pertaining to such Financing or Financings, including any Purchaser Working Capital Financing.

(c) The terms and conditions of such Financing or Financings (except Purchaser Working Capital Financing), as the case may be, and any agreement relating thereto shall (i) be subject to the prior written approval of the Company and (ii) provide that the Financing or Financings are subject only to customary closing conditions.

(d) Unless otherwise approved in writing by the Company in each instance, the Purchaser shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any Financing or Financings or any agreements related thereto.

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ARTICLE XIII.

DEFINITIONS

13.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounts Receivable” has the meaning specified in Section 4.7(f).

“Acquisition Proposal” has the meaning specified in Section 6.6.

“Aegeria” has the meaning specified in the Recitals hereto.

“Aegeria Acquisition Agreement” has the meaning specified in the Recitals hereto

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Allocation Schedule” has the meaning specified in Section 1.8.

“Alternative Transaction” has the meaning specified in Section 6.6.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates, and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Book-Entry Shares” has the meaning specified in Section 1.7(c).

“Business Combination” has the meaning specified in Section 10.1.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, and all regulations and guidance issued by any Governmental Authority with respect thereto, as in effect from time to time, including subsequent legislation in effect as of the date of this Agreement amending paragraph 36 of Section 7(a) of the Small Business Act.

“Cerevast” has the meaning specified in the Recitals hereto.

“Cerevast Acquisition Agreement” has the meaning specified in the Recitals hereto.

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“Cerevast Equity Incentive Plan” means the Cerevast Medical Inc. 2015 Equity Incentive Plan, as amended and restated from time to time.

“Certificate” has the meaning specified in Section 1.6(c).

“Certificate of Incorporation” means the Certificate of Incorporation of a corporation.

“Certificate of Merger” has the meaning specified in Section 1.2.

“Closing” has the meaning specified in Section 2.1.

“Closing Date” has the meaning specified in Section 2.1.

“Closing Filing” has the meaning specified in Section 6.14(b).

“Closing Press Release” has the meaning specified in Section 6.14(b).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.19(a).

“Company Certificates” has the meaning specified in Section 1.7(c).

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or its Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person that disclosed such Company Confidential Information to the receiving party.

“Company Convertible Securities” means, collectively, any securities convertible into or exchangeable for, any shares, capital stock or other equity of or other voting interests in the Company.

“Company Disclosure Schedules” has the meaning specified in Article IV.

“Company Financials” has the meaning specified in Section 4.7(a).

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“Company Intellectual Property” means all Intellectual Property that is owned or exclusively licensed by the Company or any of its Subsidiaries and includes without limitation all of the Company Registered IP.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to the Intellectual Property to which the Company or any of its Subsidiaries is a party, beneficiary or otherwise bound.

“Company IP Licenses” has the meaning specified in Section 4.13(a).

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed or used (including through cloud-based or other third-party service provider) by the Company.

“Company Material Contract” has the meaning specified in Section 4.12(a).

“Company Option” means each option (whether vested or unvested) to purchase Company Common Stock granted, and that remains outstanding, under the Cerevast Equity Incentive Plan.

“Company Permit” has the meaning specified in Section 4.10.

“Company Personal Property Lease” has the meaning specified in Section 4.16.

“Company Real Property Lease” has the meaning specified in Section 4.15.

“Company Registered IP” has the meaning specified in Section 4.13(a).

“Company Securities” means, collectively, the Company Common Stock and the Company Options.

“Company Security Holders” means, collectively, the holders of Company Securities prior to the Merger Effective Time.

“Company Stockholders” means, collectively, the holders of Company Common Stock prior to the Merger Effective Time.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

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“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Conversion Price” shall mean the price per share calculated as provided on Schedule 1.9(a).

“Converted Stock Option” has the meaning specified in Section 1.9(b).

“Converted Stock Option Value” means the aggregate value of each Converted Stock Option, taking into account the exercise price thereof and using a value of the Purchaser Common Stock of $10.00.

“Converted Warrant” has the meaning specified in Section 1.10.

“Converted Warrant Value” means the aggregate value of the Converted Warrant (if not previously exercised in accordance with its terms), taking into account the exercise price thereof and using a value of the Purchaser Common Stock of $10.00 per share.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“D&O Indemnified Persons” has the meaning specified in Section 6.17(a).

“D&O Tail Insurance” has the meaning specified in Section 6.17(b).

“DGCL” has the meaning specified in Section 1.1.

“DTC” has the meaning specified in Section 1.7(c).

“Effective Time” has the meaning specified in Section 1.2(b).

“Enforceability Exceptions” has the meaning specified in Section 3.2.

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“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601, et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151, et seq., the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111, et. seq., Occupational Safety and Health Act, 29 U.S.C. Section 651, et. seq. (to the extent it relates to exposure to Hazardous Material), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601, et. seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f, et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permit” has the meaning specified in Section 4.20(a).

“Equity Incentive Plan” has the meaning specified in Section 6.13(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business or person (whether or not incorporated that, together with the Company, is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code); (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code or Section 4001(b)(1) of ERISA); or (c) an affiliated service group (as defined under Section 414(m) of the Code).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 1.7(a).

“Expenses” has the meaning specified in Section 9.3.

“Extension” has the meaning specified in Section 6.3.

“Extension Expenses” has the meaning specified in Section 6.3.

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“Federal Securities Laws” has the meaning specified in Section 6.7.

“Financial Advisor” means Newbridge Securities Corporation.

“Financing” has the meaning specified in the Article XII.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“FutureTech II Certificates of Merger” has the meaning specified in Section 1.2.

“FutureTech II Material Adverse Effect” has the meaning specified in Section 5.3.

“FutureTech II Support Agreement” has the meaning specified in the Recitals hereto.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, including the Federal Reserve Board, or any self-regulatory organization, including FINRA, or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Health Care Laws” means any and all Laws pertaining to health regulatory matters applicable to the business of the Company, including (a) the Federal Food, Drug & Cosmetic Act (21 U.S.C. §§ 301, et seq.), the Public Health Services Act (42 U.S.C. §§ 201, et seq.), and the regulations promulgated thereunder; (b) requirements of Law relating to the manufacturing, labeling or, packaging, marketing, sale, or distribution of drugs, biological products, or medical devices, including laws governing license requirements for any of the foregoing activities; (c) fraud and abuse Laws, including the following Laws: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Civil False Claims Act (31 U.S.C. § 3729, et seq.) and the Criminal False Claims Act (18 U.S.C.§ 287); the Stark Law (42. U.S.C. § 1395nn); Sections 1320a-7, 1320a-7a and 1320a-7b of Title 42 of the United States Code; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)); (d) Medicare, Medicaid, TRICARE or other governmental health care or payment program (including but not limited to Title XVIII and Title XIX of the Social Security Act); (e) quality, safety certification and accreditation standards and requirements; (f) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments; and (g) any other Law or regulation of any Governmental Authority which regulates kickbacks, third party payor (including federal healthcare program) reimbursement, third party payor (including federal healthcare program) claims processing, medical record documentation requirements, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs or any other aspect of providing health care applicable to the operations of the Company.

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“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any (i) accrued or outstanding severance or termination payments, (ii) accrued paid time off (including vacation, personal and sick days) and/or (iii) accrued bonuses, commissions or other incentive compensation, in each case, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (d) any obligations under any unfunded or underfunded pension or retirement (including employer contributions under a Code Section 401(k) plan for services performed through the Closing Date), post-retirement medical, post-employment benefit or nonqualified deferred compensation plans, programs, agreements or arrangements, together with the employer’s portion of all payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, (e) any other indebtedness or financial obligations of such Person that is evidenced by a note, bond, debenture, credit agreement, convertible notes or similar instrument, (f) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (g) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (h) all obligations of such Person in respect of acceptances issued or created, (i) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (j) all obligations secured by a Lien on any property of such Person, (k) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (l) any and all accounts payable of such Person, (m) any and all accrued expenses of such Person, and (n) all obligation described in clauses (a) through (m) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, but in all cases excluding transaction Expenses associated with the transactions contemplated by this Agreement.

“Insider Letter” means the letter agreement dated February 16, 2022 to the Purchaser from the Sponsor and other parties, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Purchaser with the SEC on February 24, 2022.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) Copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights together with all goodwill related to the foregoing.

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“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Balance Sheet Date” has the meaning specified in Section 4.7(a).

“Interim Period” has the meaning specified in Section 6.1.

“Internet Assets” means all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Investment Company Act” has the meaning specified in Section 3.15.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 15, 2022, and filed with the SEC on February 17, 2022 (File No. 333-261886).

“IPO Underwriter” means EF Hutton LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals set forth on Section 13.1(a) of the Company Disclosure Schedules after reasonable due inquiry, (ii) with respect to Merger Sub, the actual knowledge of the individuals set forth on Section 13.1(ii) of the Purchaser Disclosure Schedules after reasonable due inquiry, and (iii) with respect to the Purchaser, the actual knowledge of the individuals set forth on Section 13.1(iii) of the Purchaser Disclosure Schedules after reasonable due inquiry.

“Law” means any federal, state, county, local, provincial, municipal, foreign, supranational or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, resolution, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 1.9(c).

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

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“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Longevity Material Adverse Effect” has the meaning specified in Section 5.3.

“Longevity Support Agreement” has the meaning specified in the Recitals hereto.

“Lost Certificate Affidavit” has the meaning specified in Section 1.7(g).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States); and (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Consideration” has the meaning specified Section 1.5.

“Merger Effective Time” has the meaning specified in Section 1.2.

“Merger Sub” has the meaning specified in the Recitals hereto.

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“Merger Sub Common Stock” means the common stock of Merger Sub, par value $0.01 per share.

“Nasdaq” means the Nasdaq Global Market.

“Non-Competition Agreement” has the meaning specified in the Recitals hereto.

“Nonparty Affiliate” has the meaning specified in Section 11.14.

“OIG” has the meaning specified in Section 4.29(e).

“OFAC” has the meaning specified in Section 3.18(c).

“Off-the-Shelf Software” has the meaning specified in Section 4.13(a).

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate or articles of incorporation or formation, bylaws, operating agreement, or similar organizational documents, in each case, as amended.

“Outbound IP License” has the meaning specified in Section 4.13(c).

“Outside Date” has the meaning specified in Section 9.1(b).

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisional, provisional, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or Orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate Proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

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“Person” means an individual, corporation, partnership (including a general partnership, limited partnership, or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, Social Security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Platform Agreements” has the meaning specified in Section 4.13(j).

“Post-Closing Board” has the meaning specified in Section 1.11.

“Privacy Laws” means all applicable United States state and federal Laws, and the Laws of applicable jurisdictions, relating to privacy and protection of Personal Data and/or Protected Health Information, including the General Data Protection Regulation, the Health Insurance Portability and Accountability Act of 1996; the Health Information Technology for Economic and Clinical Health Act; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Merger Consideration payable by Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Merger Consideration payable by Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Proceeding” or “Action” means any notice of noncompliance or violation, or any claim, demand, action, suit, proceeding, complaint (including a qui tam complaint), claim, charge, hearing, litigation, audit, settlement, labor dispute, inquiry, civil investigative demand, subpoena, stipulation, assessment, arbitration, demand for recoupment or revocation, or any request (including any request for information) or investigation before or by a Governmental Authority or an arbitrator.

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“Promissory Notes” has the meaning specified in Section 1.9(a).

“Protected Health Information” has the meaning given to such term under the Privacy Laws, including all such information in electronic form.

“Proxy Statement” has the meaning specified in Section 6.13(a).

“Public Certifications” has the meaning specified in Section 3.6(a).

“Public Stockholders” has the meaning specified in Section 10.1.

“Purchaser” has the meaning specified in the Preamble hereto.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the common stock of Purchaser, including the Purchaser Class A Common Stock and the Purchaser Class B Common Stock.

“Purchaser Confidential Information” means all material non-public information and confidential or proprietary documents and information concerning the Purchaser, Merger Sub or any of their Representatives; provided, however, that Purchaser Confidential Information shall not include any information which (i) is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company and the Targets.

“Purchaser Disclosure Schedules” has the meaning specified in Article III.

“Purchaser Financials” has the meaning specified in Section 3.6(d).

“Purchaser Material Adverse Effect” has the meaning specified in Section 3.1.

“Purchaser Material Contract” has the meaning specified in Section 3.13(a).

“Purchaser Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO, each such unit consisting of (i) one (1) share of Purchaser Class A Common Stock and (ii) one (1) Purchaser Private Warrant.

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“Purchaser Private Warrants” means one whole warrant that was included in as part of each Purchaser Private Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter), each such unit consisting of (i) one (1) share of Purchaser Class A Common Stock and (ii) one Purchaser Public Warrant.

“Purchaser Public Warrants” means one whole warrant that was included in as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock, and the Purchaser Warrants, collectively.

“Purchaser Special Meeting” has the meaning specified in Section 6.13(a).

“Purchaser Stockholder Approval Matters” has the meaning specified in Section 6.13(a).

“Purchaser Units” means Purchaser Private Units and Purchaser Public Units, collectively.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Purchaser Working Capital Financing” has the meaning specified in Section 12.1.

“Redemption” has the meaning specified in Section 6.13(a).

“Redemption Shares” has the meaning specified in Section 1.6(b).

“Redemption Price” means Ten U.S. Dollars ($10.00).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 6.13(a).

“Related Person” has the meaning specified in Section 4.21.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Released Claims” has the meaning specified in Section 10.1.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

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“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Required Company Stockholder Approval” has the meaning specified in Section 6.19(a).

“Required Purchaser Stockholder Approval” has the meaning specified in Section 8.1(a).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“SEC Reports” has the meaning specified in Section 3.6(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Representative” has the meaning specified in the Preamble hereto.

“Seller Representative Documents” has the meaning specified in Section 11.13(a).

“Share Exchange” means the exchange of shares of the Company for shares of Purchaser pursuant to the Merger.

“Significant Company Holder” means the individuals set forth on Schedule 1.7(f) of the Company Disclosure Schedules.

“Signing Filing” has the meaning specified in Section 6.14(b).

“Signing Press Release” has the meaning specified in Section 6.14(b).

“Specified Representations” has the meaning specified in Section 8.3(a)(i).

“Specified Courts” has the meaning specified in Section 11.4.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” has the meaning specified in the Preamble hereto.

“Subscription Agreements” has the meaning specified in Section 12.1(a).

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“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Targets” means Cerevast and Aegeria.

“Target Acquisitions” means the consummation of the transactions contemplated by each of the Cerevast Acquisition Agreement and the Aegeria Acquisition Agreement.

“Tax” or “Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Top Customers” has the meaning specified in Section 4.24.

“Top Suppliers” has the meaning specified in Section 4.24.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

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“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transmittal Documents” has the meaning specified in Section 1.7(e).

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 18, 2022, as amended on August 17, 2023, and as it may further be amended, by and between the Purchaser and the Trustee.

“Trustee” means Wilmington Trust, National Association, in its capacity as trustee under the Trust Agreement.

“Warrant Agreement” means that certain Warrant Agreement, dated as of February 18, 2022, between Purchaser and Continental Stock Transfer & Trust Company, as warrant agent.

“Vested Company Option” means each Company Option outstanding immediately prior to the Merger Effective Time that is vested in accordance with its terms as of immediately prior to the Merger Effective Time or will vest solely as a result of the consummation of the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be executed and delivered by its duly authorized representative, as of the date first written above.

Purchaser:

FutureTech II Acquisition Corp.

By:	/s/ Ray Chen
Name:	Ray Chen
Title:	Chief Executive Officer

Merger Sub:

LBI Merger Sub, Inc.

By:	/s/ Ray Chen
Name:	Ray Chen
Title:	President

[Signature Page to Agreement and Plan of Merger]

Company:

Longevity Biomedical, Inc.

By:	/s/ Bradford A. Zakes
Name:	Bradford A. Zakes
Title:	President & Chief Executive Officer

Seller Representative:

Bradford A. Zakes, solely in the capacity as Seller Representative hereunder

/s/ Bradford A. Zakes
Bradford A. Zakes

[Signature Page to Agreement and Plan of Merger]

EXHIBIT 10.1

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is entered into as of September 16, 2024, by and among Longevity Biomedical, Inc., a Delaware corporation (the “Company”), FutureTech II Acquisition Corp., a Delaware corporation (the “Purchaser”), and FutureTech Partners II LLC, a Delaware limited liability company (the “Sponsor”). The Company and the Sponsor are sometimes referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, as of the date hereof, the Sponsor “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of Class A common stock, par value $0.0001 (the “Purchaser Class A Common Stock”) and the number of shares of Class B common stock, par value $0.0001 per share (the “Purchaser Class B Common Stock”), of the Purchaser set forth opposite its name on Schedule I hereto (such shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock are collectively referred to herein as the “Purchaser Common Stock”), the voting power over which is acquired by the Sponsor during the period from the date hereof through the date on which this Agreement terminates in accordance with Section 6.1 hereof (such period, the “Voting Period”). The shares of Purchaser Common Stock are collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company, the Purchaser, LBI Merger Sub, Inc. (the “Merger Sub”), and Bradford A. Zakes, solely in the capacity as Seller Representative thereunder, propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, the Company shall be merged with and into Merger Sub with the Company being the surviving corporation and becoming the wholly owned subsidiary of the Purchaser upon the terms and subject to the conditions set forth therein, the “Merger”).

WHEREAS, as a result of the Merger, each share of Company Common Stock of the Company issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Purchaser Common Stock (such transaction, together with the Merger and other transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Sponsor is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Shares. The Sponsor hereby unconditionally and irrevocably agrees that, during the Voting Period, at any duly called meeting of the shareholders of the Purchaser (and at any or all adjournments or postponements thereof), and in any action by written consent of the shareholders of the Purchaser requested by Purchaser’s board of directors or undertaken as contemplated by the Transactions, the Sponsor shall, if a meeting is called, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and the Sponsor shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Purchaser or Merger Sub contained in the Merger Agreement, (c) in favor of each of the proposals set forth in the Registration Statement / Proxy Statement, and (d) except as expressly set forth in the Registration Statement / Proxy Statement, against the following actions or proposals: (i) any proposal in opposition to approval of the Merger Agreement or in competition with or materially inconsistent with the Merger Agreement; or (ii) (A) any amendment of the certificate of incorporation or bylaws of the Purchaser; (B) any change in Purchaser’s corporate structure or business; or (C) any other action or proposal involving Purchaser or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of Purchaser’s closing conditions or obligations under the Merger Agreement not being satisfied. The Sponsor agrees not to, and shall cause its affiliates not to, enter into any agreement, commitment or arrangement with any person, the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 No Obligation as Director or Officer. Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative (collectively, “Representatives”) of the Sponsor in his or her capacity as a Representative of the Purchaser. The Sponsor is executing this Agreement solely in such capacity as a record or beneficial holder of the Purchaser Common Stock.

ARTICLE III

COVENANTS

Section 3.1 Generally.

(a) Except as expressly set forth in the Merger Agreement or any other agreement, document or instrument ancillary thereto, the Sponsor agrees that during the Voting Period it shall not, and shall cause its affiliates not to, without the Company’s prior written consent (except to a permitted transferee, as set forth in Section 7(c) in that certain Letter Agreement, dated February 16, 2022, between the Purchaser and Sponsor (the “Insider Letter”), who agrees in writing to be bound by the terms of this Agreement), (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) permit to exist any Lien of any nature whatsoever with respect to any or all of the Subject Shares; (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting the Sponsor’s ability to perform its obligations under this Agreement, or (v) redeem any Subject Shares in connection with the Transactions or otherwise participate in any such redemption by tendering or submitting any Subject Shares for redemption in connection with the Transactions. Notwithstanding the foregoing, the Sponsor may Transfer any Purchaser Common Stock to any partner, member, or affiliate of the Sponsor, in each case, in accordance with the terms of the Purchaser’s governing documents; provided, further, that such transferee of such Subject Shares evidences in a writing reasonably satisfactory to the Purchaser such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the Sponsor.

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(b) In the event of a stock dividend or distribution, or any change in the Purchaser Common Stock or Purchaser Warrants by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares or Purchaser Warrants may be changed or exchanged or which are received in such transaction. The Sponsor agrees, while this Agreement is in effect, to notify the Company promptly in writing (e-mail being sufficient) of the number of any additional Purchaser Common Stock acquired by the Sponsor, after the date hereof.

(c) The Sponsor agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of the Sponsor contained in this Agreement inaccurate in any material respect. The Sponsor further agrees that it shall use its commercially reasonable efforts to cooperate with the Company to effect the transactions contemplated hereby and the Transactions.

(d) The Sponsor agrees, during the Voting Period, to notify the Company and the Purchaser promptly in writing of any changes in the Sponsor’s ownership of the Subject Shares or Purchaser Warrants.

Section 3.2 Standstill Obligations of the Sponsor. The Sponsor covenants and agrees with the Company that, during the Voting Period:

(a) The Sponsor shall not act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the proxy solicitation rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any Purchaser Class B Common Stock in connection with any vote or other action with respect to a business combination transaction, other than to recommend that shareholders of Purchaser vote in favor of (i) adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (ii) approval of each of the other proposals set forth in the Registration Statement / Proxy Statement, and (iii) any actions required in furtherance thereof and otherwise as expressly provided by Article II of this Agreement.

(b) The Sponsor shall not act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Share, except as provided by Article II of this Agreement.

Section 3.3 Stop Transfers. The Sponsor agrees with, and covenants to, the Company that the Sponsor shall not request that Purchaser register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Subject Share during the term of this Agreement without the prior written consent of the Company other than pursuant to a transfer permitted by Section 3.1(a) of this Agreement, and the Purchaser agrees that it will not honor any such request from the Sponsor.

Section 3.4 Consent to Disclosure. The Sponsor hereby consents to the publication and disclosure in the Registration Statement / Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Purchaser or the Company to any Governmental Authority or to securityholders of Purchaser) of the Sponsor’s identity and beneficial ownership of Subject Shares and the nature of the Sponsor’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser or the Company, a copy of this Agreement. The Sponsor will promptly provide any information reasonably requested by the Purchaser or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

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Section 3.5 Waiver of Antidilution Right. Subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 8.1, 8.2 and 8.3 of the Merger Agreement, effective immediately prior to the Closing, the Sponsor hereby waives, in accordance with Section 4.3(b) of the Purchaser’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), any and all rights that any holder of Purchaser Class B Common Stock has or will have under Section 4.3(b) of the Certificate of Incorporation to receive, with respect to each Purchaser Class B Common Stock held by the Sponsor, more than one share of Purchaser Common Stock upon automatic conversion of such Purchaser Class B Common Stock in accordance with the Certificate of Incorporation in connection with the consummation of the Transactions. Without limitation of the foregoing, upon the consummation of the Transactions, the Sponsor hereby acknowledges and agrees that pursuant to the Merger Agreement, each Purchaser Class B Common Stock shall automatically convert into one share of Purchaser Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SPONSOR

The Sponsor hereby represents and warrants to the Company as follows:

Section 4.1 Binding Agreement. The Sponsor (a) is a limited liability company duly organized and validly existing under the laws of the State of Delaware and (b) has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Sponsor has been duly authorized by all necessary corporate, limited liability or partnership action on the part of the Sponsor, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Sponsor’s name the number of all of the Subject Shares and the number of all of the Purchaser Warrants over which the Sponsor has beneficial ownership as of the date hereof. As of the date hereof, the Sponsor is the lawful owner of the Subject Shares and Purchaser Warrants denoted as being owned by the Sponsor on Schedule I and has the sole power to vote or cause to be voted such Subject Shares and, assuming the exercise of the Purchaser Warrants, the shares of Purchaser Class A Common Stock underlying such Purchaser Warrants. The Sponsor has good and valid title to the Subject Shares and Purchaser Warrants denoted as being owned by the Sponsor on Schedule I, free and clear of any and all pledges, charges, proxies, voting agreements, Liens, adverse claims, options and demands of any nature or kind whatsoever, other than those created by this Agreement and those imposed by applicable Law, including federal and state securities Laws. There are no claims for finder’s fees or brokerage commissions or other like payments in connection with this Agreement or the transactions contemplated hereby payable by the Sponsor pursuant to arrangements made by the Sponsor. Except for the Subject Shares and Purchaser Warrants denoted on Schedule I, as of the date of this Agreement, the Sponsor is not a beneficial owner or record holder of any (i) equity securities of the Purchaser, (ii) securities of the Purchaser having the right to vote on any matters on which the holders of equity securities of the Purchaser may vote or which are convertible into or exchangeable for, at any time, equity securities of the Purchaser, or (iii) options or other rights to acquire from the Purchaser any equity securities or securities convertible into or exchangeable for equity securities of the Purchaser.

Section 4.3 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Sponsor and the consummation by the Sponsor of the transactions contemplated hereby. If the Sponsor is a natural person, no consent of the Sponsor’s spouse is necessary under any “community property” or other Laws in order for the Sponsor to enter into and perform its obligations under this Agreement.

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(b) None of the execution and delivery of this Agreement by the Sponsor, the consummation by the Sponsor of the transactions contemplated hereby or compliance by the Sponsor with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Sponsor, as applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Sponsor is a Party or by which the Sponsor’s Subject Shares or assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, Law, statute, rule or regulation of any Governmental Authority, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair the Sponsor’s ability to perform its obligations under this Agreement in any material respect.

Section 4.4 Reliance by the Company. The Sponsor understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Sponsor.

Section 4.5 No Inconsistent Agreements. The Sponsor hereby covenants and agrees that, except for this Agreement, the Sponsor (a) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Sponsor’s Subject Shares inconsistent with the Sponsor’s obligations pursuant to this Agreement, (b) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Sponsor’s Subject Shares and (c) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of the Sponsor contained herein untrue or incorrect in any material respect or have the effect of preventing the Sponsor from performing any of its material obligations under this Agreement.

Section 4.6. Sponsor Has Adequate Information. The Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Purchaser and the Company and its Subsidiaries (including the Targets) to make an informed decision regarding the Transactions and has independently and without reliance upon the Purchaser or the Company and based on such information as the Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Sponsor acknowledges that the Company has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Sponsor acknowledges that the agreements contained herein with respect to the Subject Shares held by the Sponsor are irrevocable.

Section 4.7. Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Sponsor, threatened, against the Sponsor that would reasonably be expected to impair the ability of the Sponsor to perform the Sponsor’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Sponsor as follows:

Section 5.1 Binding Agreement. The Company is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate actions on the part of the Company. This Agreement, assuming due authorization, execution and delivery hereof by the Sponsor, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

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Section 5.2 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Company, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, Law, statute, rule or regulation of any Governmental Authority, except for any of the foregoing as would not reasonably be expected to impair the Company’s ability to perform its obligations under this Agreement in any material respect.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, without any further action by any of the Parties, and neither the Company nor the Sponsor shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) the mutual written consent of the Company, the Sponsor and the Purchaser, (b) the Closing Date (following the performance of the obligations of the Parties required to be performed on the Closing Date) and (c) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement in accordance with this Section 6.1 shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party or relieve such Party from liability for such Party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Article VI and Article VII (other than the provisions of Section 7.13, which shall terminate) shall survive the termination, in accordance with this Section 6.1, of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement and the Merger Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 7.2 Fees and Expenses. All Expenses incurred in connection with this Agreement, the Merger Agreement, and transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except as expressly provided otherwise herein or in the Merger Agreement.

Section 7.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.

Section 7.4 Amendments, Waivers. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties hereto. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Sponsor on behalf of itself, may each in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

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Section 7.5 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by electronic means (including e-mail), with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sponsor, to: FutureTech Partners II LLC 128 Gail Drive New Rochelle, New York 10805 Attn: Ray Chen Telephone No.: (914) 316-4805 E-mail: abctop40@gmail.com with copies (which will not constitute notice) to:

Moses & Singer

The Chrysler Building,

405 Lexington Avenue

New York, New York 10174

Attn: Ruth Jin

Telephone No.: 212-554-7819

E-mail: rjin@mosessinger.com

If to the Purchaser, to: FutureTech II Acquisition Corp. 128 Gail Drive New Rochelle, New York 10805 Attn: Ray Chen Telephone No.: 914-316-4805 E-mail: abctop40@gmail.com with copies (which will not constitute notice) to:

Moses & Singer

The Chrysler Building,

405 Lexington Avenue

New York, New York 10174

Attn: Ruth Jin

Telephone No.: 212-55407819

E-mail: rjin@mosessinger.com

If to the Company, to:

Longevity Biomedical, Inc.

12100 NE 195th Street, Suite 150

Bothell, WA 98011

Attn: Bradford A. Zakes, President and CEO

Telephone No.: (425) 748-7529

E-mail: bzakes@cerevast.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

Section 7.6 Headings. The descriptive headings contained in this Agreement are included solely for convenience of reference only, are not part of the agreement of the Parties and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

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Section 7.8 Entire Agreement; Assignment. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Merger Agreement and Ancillary Documents to which the Parties hereto are parties, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein. Except for transfers permitted by Section 3.1, this Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties hereto, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 7.9 Certificates. Promptly following the date of this Agreement, the Sponsor shall advise Purchaser’s transfer agent in writing that the Sponsor’s Subject Shares are subject to the restrictions set forth herein and, in connection therewith, provide Purchaser’s transfer agent in writing with such information as is reasonable to ensure compliance with such restrictions.

Section 7.10 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 7.11 Construction; Interpretation. The term “this Agreement” means this Sponsor Support Agreement together with the Schedule hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement, the Merger Agreement, or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or Orders) by succession of comparable successor statutes, regulations, rules or Orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

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Section 7.12 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the state of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New Castle County, Delaware (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 7.5. Nothing in this Section 7.12 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 7.13 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

Section 7.14 Waiver of Jury Trial. Each Party hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each Party hereto (a) certifies that no representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.14.

Section 7.17 Counterparts; Electronic Signatures. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

Section 7.18 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Sponsor, on the one hand, and the Company, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the Parties. Without limiting the generality of the foregoing sentence, the Sponsor (a) is entering into this Agreement solely on its own behalf and, except as expressly set forth in this Agreement, shall not have any obligation to perform on behalf of any other holder of Purchaser Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Purchaser Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law. The Sponsor has acted independently regarding its decision to enter into this Agreement and regarding its investment in the Purchaser.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Sponsor have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY

Longevity Biomedical, Inc.

By:	/s/ Bradford A. Zakes
Name:	Bradford A. Zakes
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Sponsor have caused this Agreement to be duly executed as of the day and year first above written.

Purchaser

FUTURETECH II Acquisition Corp.

By:	/s/ Ray Chen
Name:	Ray Chen
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Sponsor have caused this Agreement to be duly executed as of the day and year first above written.

SPONSOR

FutureTech Partners II LLC

By:	/s/ Zachary C. Radu
Name:	Zachary C. Radu
Title:	Manager

[Signature Page to Sponsor Support Agreement]

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SCHEDULE I

Beneficial Ownership of Securities

FutureTech Partners II LLC	2,875,000 Shares of Purchaser Class B Common Stock
520,075 Shares of Purchaser Class A Comon Stock (underlying 520,075 Purchaser Private Placement Units)
520,075 Purchaser Warrants (underlying 520,074 Purchaser Private Placement Units)

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EXHIBIT 10.2

EXECUTION VERSION

COMPANY SUPPORT AGREEMENT

This COMPANY VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of September 16, 2024, by and among Longevity Biomedical, Inc., a Delaware corporation (the “Company”), FutureTech II Acquisition Corp., a Delaware corporation (the “Purchaser”), and the Company Securityholder of the Company set forth on Schedule I hereto (such individual, the “Company Securityholder”). The Company, the Purchaser and the Company Securityholder are sometimes referred to herein as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, as of the date hereof, the Company Securityholder is the holder of record and “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of Company Common Stock set forth opposite its name on Schedule I hereto (such shares of Company Common Stock, together with any other common stock of the Company, the beneficial ownership of or voting power over which is acquired by the Company Securityholder during the period from the date hereof through the date on which this Agreement terminates in accordance with Section 6.1 hereof (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company, the Purchaser, LBI Merger Sub, Inc. (“Merger Sub”), and Bradford A. Zakes, solely in the capacity as Seller Representative thereunder, propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, the Company shall be merged with and into Merger Sub, with the Company being the surviving corporation and becoming the wholly-owned subsidiary of the Purchaser, upon the terms and subject to the conditions set forth therein, the “Merger”).

WHEREAS, as a result of the Merger, each share of Company Common Stock of the Company issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Purchaser Common Stock (such transaction, together with the Merger and other transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, as a condition to the willingness of the Purchaser and the Company to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Company Securityholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Company Securityholder, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Shares. The Company Securityholder hereby unconditionally and irrevocably agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (and at any or all adjournments or postponements thereof), and in any action by written consent of the stockholders of the Company (which written consent shall be delivered promptly, and in any event within 24 hours after (x) the Registration Statement has been declared effective and (y) requested by Company’s board of directors, the Company Securityholder shall, if a meeting is called, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and the Company Securityholder shall vote or consent (or cause to be voted or consented)), in person or by proxy, all of its Subject Shares (a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in any other circumstance upon which a consent or other approval is required under the Organizational Documents of the Company or otherwise sought with regards to, or in connection with, the Merger Agreement or the Transaction, in favor thereof, and (d) against any Alternative Transaction and any other action or proposal involving Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of Company’s closing conditions or obligations under the Merger Agreement not being satisfied. The Company Securityholder agrees not to, and shall cause its affiliates not to, enter into any agreement, commitment or arrangement with any person, the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 No Obligation as Director or Officer. Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by the Company Securityholder in his capacity as a director, officer, employee, agent or other representative (collectively, “Representatives”) of the Company. The Company Securityholder is executing this Agreement solely in such capacity as a record or beneficial holder of the Company Common Stock.

ARTICLE III

COVENANTS

Section 3.1 Generally.

(a) The Company Securityholder agrees that during the Voting Period it shall not, and shall cause its affiliates not to, without the Purchaser’s prior written consent, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (iii) permit to exist any Lien of any nature whatsoever with respect to any or all of the Subject Shares; or (iv) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting the Company Securityholder’s ability to perform its obligations under this Agreement. Notwithstanding the foregoing, the Company Securityholder may Transfer any shares of Company Common Stock (1) to any member of such Company Securityholder’s immediate family, or to a trust for the benefit of Company Securityholder or any member of Company Securityholder’s immediate family, the sole trustees of which are such Company Securityholder or any member of such Company Securityholder’s immediate family, (2) by will, other testamentary document, under the Laws of intestacy or by virtue of Laws of descent and distribution upon the death of Company Securityholder, or (3) by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, in each case, in accordance with the terms of the Company’s governing documents; provided, further, that such transferee of such Subject Shares evidences in a writing reasonably satisfactory to the Purchaser such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the Company Securityholder. Any attempted transfer of Subject Shares or any interest therein in violation of this Section 3.1 shall be null and void.

(b) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. The Company Securityholder agrees, while this Agreement is in effect, to notify the Purchaser promptly in writing (e-mail being sufficient) of the number of any additional shares of Company Common Stock acquired by the Company Securityholder, after the date hereof.

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(c) The Company Securityholder agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of the Company Securityholder contained in this Agreement inaccurate in any material respect. The Company Securityholder further agrees that it shall use its commercially reasonable efforts to cooperate with the Company and the Purchaser to effect the transactions contemplated hereby and the Transactions.

(d) The Company Securityholder agrees, during the Voting Period, to notify the Company and the Purchaser promptly in writing of any changes in the Company Securityholder’s ownership of the Subject Shares.

Section 3.2 Standstill Obligations of the Company Securityholder. The Company Securityholder covenants and agrees with the Purchaser that, during the Voting Period, the Company Securityholder shall not act in concert with any person to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement or agreement with any person with respect to the voting of the Subject Shares, except as provided by Article II of this Agreement.

Section 3.3 Stop Transfers. The Company Securityholder agrees with, and covenant to, the Purchaser that the Company Securityholder shall not request that Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Subject Share during the term of this Agreement without the prior written consent of the Purchaser other than pursuant to a transfer permitted by Section 3.1(a) of this Agreement, and the Company agrees that it will not honor any such request from the Company Securityholder.

Section 3.4 Consent to Disclosure. The Company Securityholder hereby consents to the publication and disclosure in the Registration Statement / Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Purchaser or the Company to any Governmental Authority or to securityholders of Purchaser) of the Company Securityholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Securityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser or the Company, a copy of this Agreement. The Company Securityholder will promptly provide any information reasonably requested by the Purchaser or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Section 3.5 No Challenges. The Company Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement or (c) otherwise relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby.

Section 3.6 Lock-up Agreement. The Company Securityholder (and any Person to whom the Company Securityholder transfers its Subject Shares as permitted by the terms of this Agreement) will deliver, at the Closing, a duly executed copy of the Lock-up Agreement, substantially in the form agreed under the Merger Agreement.

Section 3.7 Exclusivity. Unless this Agreement shall have been terminated in accordance with Section 6.1, the Company Securityholder agrees not to, and shall cause its, his or her Affiliates or Representatives not to, (a) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information with respect to or discuss other offers for an Acquisition Proposal; (b) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (c) enter into any Contract regarding an Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any equity securities of any group company (or any successor to or parent company of any group company); or (e) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 3.7 or further an Acquisition Proposal. The Company Securityholder agrees to (A) notify the Company and Purchaser promptly upon receipt (and in any event within forty-eight (48) hours after receipt) of any Acquisition Proposal, and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal), (B) keep the Company and Purchaser fully informed on a current basis of any material modifications to such offer or information and (C) not (and shall cause its Affiliates and Representatives not to) conduct any further discussions with, provide any information to, or enter into negotiations with such Persons. The Company Securityholder shall immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Purchaser and its Representatives) that may be ongoing with respect to an Acquisition Proposal and terminate any such Person’s and such Person’s Representative’s access to any electronic data room. Each Stockholder shall not release any third party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal in any agreement to which such Stockholder is a party.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY SECURITYHOLDER

The Company Securityholder hereby represents and warrants to the Purchaser and the Company as follows:

Section 4.1 Binding Agreement. The Company Securityholder is an individual with full legal capacity and has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Company Securityholder is an entity, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company Securityholder have been duly authorized by all necessary corporate, limited liability or partnership action on the part of the Company Securityholder, as applicable. This Agreement, assuming due execution and delivery hereof by the Purchaser, constitutes a legal, valid and binding obligation of the Company Securityholder, enforceable against the Company Securityholder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). If the Company Securityholder is an individual and is married, and any of the Subject Shares of such Company Securityholder constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable with respect to the Company Securityholder, the Company Securityholder’s spouse has delivered with this Agreement a Spousal Consent in the form attached hereto as Exhibit A and this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding obligation of, the Company Securityholder’s spouse, enforceable against the Company Securityholder’s spouse in accordance with its terms. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Securityholder.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Company Securityholder’s name the number of all of the Subject Shares over which the Company Securityholder has beneficial ownership as of the date hereof. As of the date hereof, the Company Securityholder is the lawful owner of the Subject Shares denoted as being owned by the Company Securityholder on Schedule I and has the sole power to vote or cause to be voted such Subject Shares. The Company Securityholder has good and valid title to the Subject Shares denoted as being owned by the Company Securityholder on Schedule I, free and clear of any and all pledges, charges, proxies, voting agreements, Liens, adverse claims, options and demands of any nature or kind whatsoever, other than those created by this Agreement, and those imposed by applicable Law, including federal and state securities Laws. There are no claims for finder’s fees or brokerage commissions or other like payments in connection with this Agreement or the transactions contemplated hereby payable by the Company Securityholder pursuant to arrangements made by the Company Securityholder. Except for the Subject Shares denoted on Schedule I, as of the date of this Agreement, the Company Securityholder is not a beneficial owner or record holder of any (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company, or (iii) options or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

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Section 4.3 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Company Securityholder and the consummation by the Company Securityholder of the transactions contemplated hereby. If the Company Securityholder is a natural person, no consent of the Company Securityholder’s spouse is necessary under any “community property” or other Laws in order for the Company Securityholder to enter into and perform its obligations under this Agreement.

(b) None of the execution and delivery of this Agreement by the Company Securityholder, the consummation by the Company Securityholder of the transactions contemplated hereby or compliance by the Company Securityholder with any of the provisions hereof shall (i) if the Company Securityholder is an entity, conflict with or result in any breach of the organizational documents of the Company Securityholder, as applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Company Securityholder is a Party or by which the Company Securityholder’s Subject Shares or assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, Law, statute, rule or regulation of any Governmental Authority, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair the Company Securityholder’s ability to perform its obligations under this Agreement in any material respect.

Section 4.4 Reliance by the Company. The Company Securityholder understands and acknowledges that the Purchaser is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Company Securityholder.

Section 4.5 No Inconsistent Agreements. The Company Securityholder hereby covenants and agrees that, except for this Agreement, the Company Securityholder (a) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Company Securityholder’s Subject Shares inconsistent with the Company Securityholder’s obligations pursuant to this Agreement, (b) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Company Securityholder’s Subject Shares and (c) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of the Company Securityholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Company Securityholder from performing any of its material obligations under this Agreement.

Section 4.6. Company Securityholder Has Adequate Information. The Company Securityholder is sophisticated shareholder and has adequate information concerning the business and financial condition of the Purchaser and the Company and its proposed Subsidiaries (including the Targets) to make an informed decision regarding the Transactions and has independently and without reliance upon the Purchaser or the Company and based on such information as the Company Securityholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Securityholder acknowledges that the Purchaser had not made and does not make any representation or warranty, whether express or implied, to the Company Securityholder with respect to the subject matter of this Agreement except as expressly set forth in this Agreement. The Company Securityholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Securityholder are irrevocable.

Section 4.7. Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company Securityholder, threatened, against the Company Securityholder that would reasonably be expected to impair the ability of the Company Securityholder to perform the Company Securityholder’s obligations hereunder or to consummate the transactions contemplated hereby.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Company Securityholder as follows:

Section 5.1 Binding Agreement. The Company is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate actions on the part of the Company. This Agreement, assuming due authorization, execution and delivery hereof by the Company Securityholder, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.2 No Conflicts.

(a) No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Company, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound, or (iii) violate any applicable order, writ, injunction, decree, Law, statute, rule or regulation of any Governmental Authority, except for any of the foregoing as would not reasonably be expected to impair the Company’s ability to perform its obligations under this Agreement in any material respect.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, without any further action by any of the Parties, and neither the Purchaser nor the Company Securityholder shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) the mutual written consent of the Company and the Purchaser, (b) the Closing Date (following the performance of the obligations of the Parties required to be performed on the Closing Date) and (c) the date of termination of the Merger Agreement in accordance with its terms. The termination of this Agreement in accordance with this Section 6.1 shall not prevent any Party hereunder from seeking any remedies (at law or in equity) against another Party or relieve such Party from liability for such Party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Article VI and Article VII (other than the provisions of Section 7.13, which shall terminate) shall survive the termination, in accordance with this Section 6.1, of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement and the Merger Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 7.2 Fees and Expenses. All Expenses incurred in connection with this Agreement, the Merger Agreement, and transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except as expressly provided otherwise herein or in the Merger Agreement.

Section 7.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.

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Section 7.4 Amendments, Waivers. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties hereto. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Company Securityholder on behalf of itself, may each in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.5 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by electronic means (including e-mail), with affirmative confirmation of receipt, (c) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company Securityholder, to: Such Company Securityholder’s address as set forth on the Company Securityholder’s signature page hereto.
If to the Purchaser or Holdco, to: FutureTech II Acquisition Corp. 128 Gail Drive New Rochelle, New York 10805 Attn: Ray Chen Telephone No.: (914) 316-4805 E-mail: abctop40@gmail.com with copies (which will not constitute notice) to:

Moses & Singer

The Chrysler Building,

405 Lexington Avenue

New York, New York 10174

Attn: Ruth Jin

Telephone No.: (212) 554-7819

E-mail: rjin@mosessinger.com

If to the Company, to:

Longevity Biomedical, Inc.

12100 NE 195th Street, Suite 150

Bothell, WA 98011

Attn: Bradford A. Zakes, President and CEO

Telephone No.: (425) 748-7529

E-mail: bzakes@cerevast.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

Attn: Andrew M. Tucker, Esq.

Telephone No.: (202) 689-2987

E-mail: andy.tucker@nelsonmullins.com

Section 7.6 Headings. The descriptive headings contained in this Agreement are included solely for convenience of reference only, are not part of the agreement of the Parties and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 7.8 Entire Agreement; Assignment. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Merger Agreement and Ancillary Documents to which the Parties hereto are parties, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein. Except for transfers permitted by Section 3.1, this Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties hereto, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

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Section 7.9 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 7.10 Construction; Interpretation. The term “this Agreement” means this Company Voting and Support Agreement together with the Schedule hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement, the Merger Agreement, or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or Orders) by succession of comparable successor statutes, regulations, rules or Orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 7.11 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to any choice of law or conflict of laws principles thereof that would cause the application of the Law of any jurisdiction other than the state of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New Castle County, Delaware (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 7.5. Nothing in this Section 7.11 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

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Section 7.12 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

Section 7.13 Waiver of Jury Trial. Each Party hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each Party hereto (a) certifies that no representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.13.

Section 7.14 Counterparts; Electronic Signatures. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

Section 7.15 No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Company Securityholder, on the one hand, and the Company or Purchaser, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the Parties. Without limiting the generality of the foregoing sentence, the Company Securityholder (a) is entering into this Agreement solely on its own behalf and, except as expressly set forth in this Agreement, shall not have any obligation to perform on behalf of any other holder of Company Common Stock or any liability (regardless of the legal theory advanced) for any breach of this Agreement by any other holder of Company Common Stock and (b) by entering into this Agreement does not intend to form a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law. The Company Securityholder has acted independently regarding its decision to enter into this Agreement and regarding its investment in the Purchaser.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Company Securityholder have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY

Longevity Biomedical, Inc.

By:	/s/ Bradford A. Zakes
Name:	Bradford A. Zakes
Title:	President & CEO

[Signature Page to Company Voting and Support Agreement]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Company Securityholder have caused this Agreement to be duly executed as of the day and year first above written.

Purchaser

FUTURETECH II Acquisition Corp.

By:	/s/ Ray Chen
Name:	Ray Chen
Title:	Chief Executive Officer

[Signature Page to Company Voting and Support Agreement]

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IN WITNESS WHEREOF, the Company, Purchaser, and the Company Securityholder have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY SECURITYHOLDER

/s/ Bradford A. Zakes
Name:	Bradford A. Zakes
Address:	12100 NE 195th Street
Suite 150
Bothell, WA 98011
Email:	bzakes@cerevast.com

[Signature Page to Company Voting and Support Agreement]

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SCHEDULE I

Beneficial Ownership of Securities

Bradford A. Zakes	One (1) share of Company Common Stock

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Exhibit A

Form of Spousal Consent

I, ____________________, spouse of ___________________ (“Company Securityholder”), acknowledge that I have read the Company Voting and Support Agreement, executed by Company Securityholder with Longevity Biomedical, Inc., a Delaware corporation (the “Company”) and FutureTech II Acquisition Corp., a Delaware corporation (the “Purchaser), on _______, (the “Agreement”), and that I know the contents of the Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

I am aware that the Agreement contains provisions regarding Company Common Stock (as defined in the Merger Agreement) that my spouse may own, including any interest that I might have therein. I understand and agree that my interest, if any, in any Company Common Stock subject to the Agreement shall be irrevocably subject to the Agreement and the other agreements referred to therein. I further understand and agree that any community property interest that I may have in such Company Common Stock shall be similarly subject to the Agreement and the other agreements referred to therein.

I irrevocably constitute and appoint Company Securityholder as my true and lawful attorney and proxy in my name, place and stead to sign, make, execute, acknowledge, deliver, file and record all documents which may be required, and to manage, vote, act and make all decisions with respect to (whether necessary, incidental, convenient or otherwise), any and all Company Common Stock in which I now have or hereafter acquire any interest and in any and all Company Common Stock now or hereafter held of record by Company Securityholder (including but not limited to, the right, without further signature, consent or knowledge, to exercise amendments and modifications of, and to terminate, the foregoing agreements and to dispose of any and all such Company Common Stock), with all powers I would possess if personally present, it being expressly understood and intended that the foregoing power of attorney and proxy is coupled with an interest; and this power of attorney is a durable power of attorney and will not be affected by disability, incapacity or death of Company Securityholder, or dissolution of marriage, and this proxy will not terminate without the consent of each Party.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this consent. I have either sought such guidance or counsel or determined after carefully reviewing the Agreement that I will not seek such guidance or counsel.

Name:
Date:

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EXHIBIT 99.1

Longevity Biomedical, Inc. and FutureTech II Acquisition Corp. Announce Business Combination to Create Nasdaq-Listed Biopharmaceutical Company Focused on Advancing New Technologies to Promote Human Health and Longevity

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Longevity Biomedical, Inc. is focused on developing and acquiring new technologies spanning therapeutics, health monitoring and digital health solutions to become a leading provider of longevity-related products and services designed to increase the health span for the rapidly growing global aging population.

-	Late-stage, diversified pipeline of therapeutic candidates across ophthalmology, cardiovascular disease and soft tissue reconstruction and repair.
-	Near-term clinical milestones include Phase 3 start for LBI-201 for Ischemic stroke, Phase 2 data for LBI-101 for soft-tissue reconstruction, and Phase 2 start for LBI-001 in retinal vein occlusion.
-	Seasoned management team of medtech and biopharmaceutical veterans with track record of acquiring, developing, and commercializing novel technologies.
-	Post-combination company to list on Nasdaq under ticker symbol “LBIO.”
-	Business combination expected to close in Q4 2024.

New York – September 20, 2024 – Longevity Biomedical, Inc. (“Longevity” or “Longevity Biomedical”), a biopharmaceutical company focused on advancing new technologies across therapeutics, health monitoring, and digital health solutions to increase human health span, and FutureTech II Acquisition Corp. (“FutureTech”) (NASDAQ: FTII), a publicly traded special purpose acquisition company (“SPAC”), announced today that they have entered into a definitive business combination agreement (the “BCA”) on September 16, 2024. Upon the closing of the transaction pursuant to the BCA, the combined company (the “Combined Company”) will operate as Longevity Biomedical, Inc. and is expected to list on Nasdaq under the ticker symbol “LBIO.”

Despite the rapid pace of the global population aging, Longevity Biomedical believes the current market for longevity-related products and services is fragmented and that, particularly as it relates to low- and middle-income countries, it is difficult for healthcare consumers to find and purchase the products, technologies and services to address their individual aging needs. To address this unmet need, Longevity Biomedical aims to become a consolidator and leading provider of advanced therapeutic, health monitoring and digital health technologies designed to restore tissue form and function and increase health span for the rapidly growing aging population. To achieve this goal, Longevity intends to build on its existing platform of diversified, late-stage technologies by leveraging its seasoned executive team to continue acquiring first-in-class technologies, products and services that address the growing market of age-related diseases and conditions. Longevity has established an existing pipeline of late-stage, diversified therapeutic candidates addressing cardiovascular disease, ophthalmology and soft tissue reconstruction and repair through the proposed acquisitions of the following technologies:

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LBI-201 is a non-invasive ultrasonic device being investigated for treatment of ischemic stroke, the second leading cause of death worldwide. It is designed for rapid, convenient delivery of transcranial ultrasound in combination with conventional thrombolytic drug therapy to increase restoration of blood flow in stroke patients with large vessel occlusions that do not have immediate access to thrombectomy facilities and services. Previous clinical studies have demonstrated a nearly two-fold increase in complete vessel recanalization compared to thrombolytic drug therapy alone.

-	LBI-001 combines intravenous administration of microspheres with non-invasive ultrasound as a potential treatment of retinal vein occlusion, one of the most common causes of retinal blindness worldwide. LBI-001 Phase 1 clinical results provided favorable safety data and demonstrated improvements in key visual measurements.

-	LBI-101 is an off-the-shelf allogenic tissue biomaterial that has completed enrollment in a Phase 2 clinical study for permanent reconstruction of soft tissue affected by aging, traumatic injuries, and surgical procedures. The injectable application is designed to stimulate tissue repair and regeneration. Clinical studies of LBI-101 have demonstrated initial safety, biocompatibility, and new tissue formation without scarring typically associated with injections.

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In addition to these clinical stage technologies, Longevity will have, upon the closing of the transactions contemplated by the C&E Agreements {described below}, a pipeline of preclinical stage indications across its initial therapeutic areas of focus. Longevity also plans to seek to acquire additional cutting-edge health technologies in the areas of health monitoring and digital health solutions.

“Longevity Biomedical is dedicated to advancing science-driven solutions to improve human health. This business combination will provide the platform to advance cutting-edge technologies spanning multiple areas of unmet medical need for the aging population,” said Bradford A. Zakes, Chief Executive Officer of Longevity Biomedical. “The proceeds from this transaction will allow Longevity to reach significant clinical development milestones for our leading technologies that have demonstrated successful results in clinical studies. In addition, Longevity will retain an opportunistic, visionary approach to future health advancements in the areas of health monitoring and digital health solutions.”

“Longevity is known for developing therapeutic solutions and digital health technologies that are focused on addressing unmet medical needs particularly focused on the aging population,” said Mr. Ray Chen, Chief Executive Officer of FutureTech. “FutureTech is excited to partner with Longevity’s experienced leadership team to accelerate its clinical development pipeline to expand its impact in the healthcare industry.”

Transaction Overview

The estimated cash proceeds available to the Combined Company from the transaction consists of FutureTech’s $26.8 million of cash held in trust. The proceeds will be used to achieve key development milestones related to Longevity’s clinical stage assets.

The Combined Company may seek a pre-transaction PIPE that is expected to close concurrently with the closing of the transaction.

Longevity has entered into Contribution and Exchange Agreements (collectively and as amended, the “C&E Agreements”) with each of Cerevast Medical, Inc., a Delaware corporation, and Aegeria Soft Tissue, LLC, a Delaware limited liability company (collectively, the “Targets”), pursuant to which, immediately prior to the closing of the proposed transaction between Longevity and FutureTech under the BCA, Longevity will acquire all of the issued and outstanding equity securities of each of the Targets from the current equity holders in exchange for shares of common stock of Longevity. The Targets are developing the therapeutic candidates across ophthalmology, cardiovascular disease and soft tissue reconstruction and repair as described above. As a result of the transactions contemplated by the C&E Agreements, each of the Targets will be a wholly-owned, indirect subsidiary of the Combined Company upon the closing of the transactions contemplated by the BCA.

The existing stockholder of Longevity and the board of directors of each of FutureTech and Longevity unanimously approved the transaction, which is expected to close in Q4 2024. The transaction will require the approval of the stockholders of FutureTech and Longevity and is subject to other customary closing conditions including the receipt of certain SEC regulatory approvals.

Additional information about the proposed transaction, including a copy of the BCA, will be provided in a Current Report on Form 8-K to be filed by FutureTech with the SEC and available at www.sec.gov.

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Advisors

Moses & Singer LLP is acting as legal advisor to FutureTech. Nelson Mullins Riley & Scarborough LLP is acting as legal advisor to Longevity.

About Longevity

Longevity Biomedical is a biopharmaceutical company focused on advancing technologies across therapeutics, health monitoring and digital health solutions to restore tissue form and function in order to increase and improve health span. Longevity’s mission is to become a consolidator and a leading provider of products and services designed to help people live longer, healthier lives. Longevity is acquiring a differentiated therapeutic pipeline of late-stage clinical technologies across ophthalmology, cardiovascular disease and soft tissue reconstruction and repair. Building on this platform, Longevity intends to acquire and/or partner with other health technology companies to become a leading provider of products and services designed to increase and improve health span amongst the rapidly growing aging patient population. Longevity is led by a team of industry experts and scientific advisors with significant experience acquiring, developing and commercializing cutting-edge health technologies. Longevity is headquartered in Bothell, Washington.

About FutureTech

FutureTech Capital Acquisition Corp. is a blank check company incorporated as a Delaware corporation for the purpose of effecting a business combination, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to FutureTech and Longevity. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Longevity’s business plans and the Combined Company’s business plans including their plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the Combined Company following the consummation of the proposed transaction, any benefits of Longevity’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of FutureTech and Longevity believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of FutureTech and Longevity caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form S-4 relating to the proposed transaction, which is expected to be filed by FutureTech with the SEC, and described in other documents filed by FutureTech or Longevity from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither FutureTech nor Longevity can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from FutureTech’s stockholders or satisfy other closing conditions in the BCA, the occurrence of any event that could give rise to the termination of the BCA, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by FutureTech’s public stockholders, costs related to the transaction, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for FutureTech’s initial public offering filed with the SEC on February 14, 2022 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither FutureTech nor Longevity currently know or that FutureTech and Longevity currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by FutureTech, Longevity, their respective directors, officers or employees or any other person that FutureTech and Longevity will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of FutureTech and Longevity as of the date of this communication. Subsequent events and developments may cause those views to change. However, while FutureTech and Longevity may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of FutureTech or Longevity as of any date subsequent to the date of this communication.

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No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of FutureTech or Longevity, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed with the SEC containing a preliminary proxy statement and a preliminary prospectus, and after the registration statement is declared effective, FutureTech will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders and Longevity’s stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. FutureTech’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Longevity, FutureTech and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of FutureTech as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to FutureTech II Acquisition Corp., 128 Gail Drive, New Rochelle, New York 10085, telephone number (914) 316-4805, Attention: Ray Chen, President and Chief Executive Officer.

Participants in the Solicitation

FutureTech and Longevity and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FutureTech’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FutureTech’s stockholders in connection with the proposed business combination will be set forth in a registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC.

Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FutureTech’s directors and officers in FutureTech’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC, which will include the proxy statement/prospectus of FutureTech for the proposed transaction.

For investor and media inquiries, please contact:

Investor Relations

Ying Shan

FutureTech Capital LLC

yingshan@futuretechcapitalllc.com

Media Relations

Rathbun Communications

Julie Rathbun

julie@rathbuncomm.com

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Exhibit 99.2